DIVERSIFIED GLOBAL HOLDINGS GROUP, INC.
800 North Magnolia Ave, Suite 105
Orlando, FL 32803

January 14, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Diversified Global Holdings Group, Inc.
SEC Comment Letter dated December 2, 2010
Form 10-K for the fiscal year ended December 31, 2009
Forms 10-Q for the Fiscal Periods ended March 31, June 30, and September 30, 2010
Form 8-K filed October 13, 2010
File No. 000-53524

Dear Sir/Madam:

We are submitting herein the responses of Diversified Global Holdings Group, Inc. (the “Company”) to the comments set forth in your comment letter dated December 2, 2010 on the Form 10-K for the year ended December 31, 2009 (the “2009 10-K/A”) and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2010 (each the “March 31, 2010, the June 30, 2010, or the September 30, 2010 10-Q”), and the Form 8-K/A, filed October 31, 2010, all filed under the Securities Exchange Act of 1934, as amended.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	Comments Applicable to Future Filings. The Company confirms that it will apply comments on it 2009 10-K to future filings, including interim filings, as appropriate.

2.
Internal Control Over Financial Reporting. As disclosed in the Company’s filings, The Company maintains operations in the United States, Germany and Russia.  The Company’s primary offices are located in Orlando, Florida and the accounting department is located there.  Each entity outside the United States maintains their accounting offices at their physical location.  Each foreign subsidiary has an accounting department controlled by a chief accounting officer.  The books and records are accounted for in their functional currency, either Rubles or Euros.  All books and records are recorded in accordance with U.S. GAAP and are translated into U.S. dollars, the Company’s reporting currency.

Each entity prepares an internal control procedure manual and on an annual basis, the Company’s U.S. auditors test the effectiveness of the internal control over financial reporting during their annual audit.

The internal books and records are maintained and controlled by each entity’s chief accounting officer.  The German entities and Russian entities each maintain an outside accountant who reviews all documentation and translates the foreign financial statements to U.S. dollars.

The outside accountants test transactions, review workpapers, prepare the financial statements and send the financial statements directly to the accounting department in the U.S. to consolidate with the U.S. entities.  The Company’s U.S. auditors review on a quarterly basis all of the entities’ financials prior to the finalization of the Company’s Form 10-Q.

The chief accounting officer of each entity is a graduate of a university with a degree in accounting.  Each has a broad knowledge of U.S. GAAP and International Financial Reporting Standards.  The outside accountants have degrees in accounting, are certified in Germany and Moldova, and take ongoing courses in their respective countries relating to U.S. GAAP.

The outside accountant from Moldova who prepares the financial statements for the Company’s Russian entities is also the Chief Financial Officer of a fully reporting U.S. public company for the previous five years.  The three outside accountants (two in Germany and one for the Russian entities) are employed through engagement letters with the Company, outlining their responsibilities in connection with financial reporting and fees to be paid by the Company.  For the year ending December 31, 2010 the three outside accountants worked a total of approximately 300 hours and received approximately $40,000 of compensation.

In addition to the use of the outside accountants, the Company’s U.S. auditor travels twice during the year for interim evaluation procedures in addition to the trip at year end.  The interim review evaluation trips are done in conjunction with trips by the Board of Directors who maintain control over financial reporting.  Prior to the issuance of the Company’s Form 10-K and 10-Q, a disclosure conference between the Board of Directors and the Company’s U.S. auditors discusses the internal control over financial reporting and all related accounting issues during the prior and current quarter.

The Company believes the internal control over financial reporting is effective after reviewing the internal controls that are in place during every facet of the Company’s operations.

One of the Russian accounting consultants for the Company has worked as a bookkeeper, accountant, financial analyst and board member for numerous companies. She has broad experience working with public and the private companies.  She received a dual Bachelors degree in Bank Accounting and Management in Commercial Enterprises in 1997 at the University of Human Knowledge, Republic of Moldova.  She also obtained a degree in English at the School of Foreign Languages. From 2002 till 2003, she was a financial consultant of Aerotrans Airlines, Inc. located in Paphos, Cyprus. In the period from 2003 till 2005, she worked as an accountant manager at Oralia Travel, Inc. in Paphos, Cyprus.  She is fluent in Russian, Ukrainian, and English. She also has a basic knowledge of Greek and Romanian.

One of the German accounting consultants for the Company holds a Bachelor degree in Business Administration. He is registered as a certified auditor at the Chamber of Auditors in Germany. He is also a tax consultant certified by the Tax Advisors Committee of Westfalen-Lippe, Germany.  He is fluent in both German and English.

Another of the German accounting consultants for the Company is an independent tax consultant in Krefeld, Germany. His areas of expertise are tax consulting, preparation of the annual statements and payroll accounting.  He studied as an assistant tax consultant from 1990 till 1993 at Daamen, Hufschmidt GmbH.  He received his Bachelors degree in Business Administration at the University of Applied Science in 2000 in Mönchengladbach, Germany.  He is certified as a tax consultant by the Ministry of The Finance in North-Rhine-Westfalia since 2005.  From 2004 to 2005, he worked as an independent corporate consultant.  From 2000 till 2004 he was an accountant of Falkhofen & Falkhofen. He is fluent both in German and English and has a basic knowledge of Spanish.

Another of the accounting consultants for the Company specializes in preparation of the quarterly and annual financial reports as well as filing German taxes.  She received a Masters degree in Economics at Tadzhitsky State University, Tajikistan in 1980. She was the Chief Financial Officer of GozKomIzdat, located in Ashhabad, Turkmenia up to 1990 when she moved to Germany.  She worked as an accountant in the tax consulting office of Vzdga from 1992 to 1995.  She became an assistant tax consultant after obtaining her license in 1997.  She worked as an assistant tax consultant at the Neuhauser office in Belefied, Germany from 1997 to 2000.  She is fluent in both Russian and German.

Business, page 1

3.	Additional Information re Businesses of Subsidiaries. In future filings we will furnish the following additional information requested by this comments as to the specified subsidiaries of the Company.

Distribution Methods

Bauelemente Kuhn provides construction services and construction materials.  The initial meeting with a client is held in the office or directly at a construction site, where details, design, specifications, etc. are discussed. Then the written commercial offer is made and, if the customer accepts it, the measurements are taken and then the order is sent to the producing factory. The terms vary from one to six weeks.  If the product is oversized, then it is shipped directly to a construction site from the manufacturer. If the product is a small-sized product, then Bauelemente Kuhn can ship and install it directly.

Kuechen Schilling provides construction services and construction materials.  Once a client has ordered a certain type of specially designed kitchen, we place an order with the manufacturer. When an order is ready, the manufacturer ships the order to our warehouse. We contact the client to discuss a date of shipment to their house and a date of installation.  On an agreed with client date and time we deliver the order.   If a client ordered a kitchen with installation, our techs install the kitchen. 95% of orders we deliver to our client’s house, and 5% of orders are picked up by our clients from our warehouse.

Kontakt supplies electronic components for Russian companies. Usually contracts for the supply and consumption of electronic components are signed with factories and companies at the end of the year. Terms of payments and supplies are different and depend on contracts. Orders are usually prepaid, payment after delivery is very often. Deliveries are made from the producing factory to Kontakt’s warehouse, and then sent to the consumer by transport, or alternatively the customer can pick it up on their own. Sometimes Kontact agrees with the producing factory that the delivery will be made to the address of the customer. Transportation can be made via railroad and Avto transport (courier service).

Fregat supplies electronic components for Russian companies. If the customer pays for the delivery service, than Fregat pays for transportation companies’ services (like Russian Post, SPSR-express, Gruzovozoff, Avtotrading, etc.) and ships the cargo to this company’s representatives, taking receipt from them.  If the customer wants to receive the cargo at their expense Fregat ships it with the same transportation companies and notes in the receipt that the customer pays for the shipment.  When customers want to pick up the cargo themselves they can take it to the Fregat office in Saransk, or in Moscow.

Methods of Competition

RSD and Wood Imagination experience significant competition from other woodwork companies and individual subcontractors. Their niche market is maintained through customized products and services.  There are approximately 40 woodworking and millwork companies in the Orlando area. Most of these companies are able to offer one or two services similar to ours such as hardwood floor, cabinet installation, or custom entertainment centers, but not all.  We are able to provide all custom installation woodwork services.  We believe that two of these competitors are significantly larger than us.

Forms Gallery experiences competition from other art galleries and individual artists.  There are approximately 21 art galleries in the downtown Delray Beach area. We are the oldest gallery on Atlantic Avenue and are the second largest gallery in downtown Delray Beach.

The construction and remodeling services provided by Bauelemente Kuhn are primarily marketed through referrals from builders and word-of-mouth recommendations from customers.  There are approximately seven companies working in the same market and regional area as Bauelemente Kuhn, and four of these competitors are larger.

Kuechen-Schilling meets its customer’s needs by going to customer’s house or a construction site. We work with many German designers and architects who recommend our company. One of our advantages is that we offer a wide array of kitchen designs and manufacturers. This advantage enables us to get clients from all income levels, while larger companies only focus on medium level income customers. Due to our client’s recommendations we are able to get orders from other cities, and word of mouth referrals help to market our company. There are 3 kitchen installation companies in our region. They are smaller than our company.  There is only one furniture store locally that is larger than us but their kitchen department doesn’t offer as large of an assortment of products as we do.

To the extent that Kontact and Fregat have stable, long-term relations with the largest electronic components producers, they have a stable position and occupy a niche market. It would take time for any major competitor to enter our market, as significant experience is needed with the government, and personal relations are needed with corporate clients.  Additionally, the market participants are known and established so, without new markets forming, it would be difficult for a new competitor to enter.

Fregat stays competitive by providing free shipping and providing discounts according to its vendors’ pricing.  At the stage of “getting a customer” (the first deal to attract the customer) sometimes there is a minimum rate of mark-up, or even lower than a prime cost as an exception.  Fregat works with customers towards its target price, when a customer can set a price or the price is taken in downtrend.  Fregat provides extra services, unlike its competitors: complete packaging, additional microcircuit recheck, according to specific standards, etc., before shipping, technical support at the stage of component application decision making, etc.  Fregat participates in exhibitions and trade shows like “Expoelectronic” and other marketing activities using catalogs and direct call phone lists.  Its quality management department certification is in accordance with ISO-9000.

Sources and Availability of Raw Materials

Kuechen-Schilling obtains all materials from a number of different local sources.  They presently purchase their electrical components from Seimens, Miele, Neff, Bosch, Gaggenau and Electrolux.  They purchase their kitchen furniture from Häcker, Nobilia, Ballerina, Leicht, Siematic, Nolte and Schüller.  They purchase their kitchen appliances from Blanco, Franke and Schock and their bathroom furniture from Puris-Bad Gmbh.  Their installation material supplies are readily available from a large number of sources.

Bauelemente Kuhn obtains all materials from a number of different local and international sources.  They presently purchase their plastics from FA Schuco Gmbh and Rehau Gmbh. They purchase their aluminum products from Schuco Gmbh and Heroal Gmbh.  They purchase their kitchen products from Nobilia Gmbh, their wood products from Lobo Turen Gmbh and their tile products from the Italian companies Peronda, Alaplana, and Realceramica.  Their installation material supplies are readily available from a large number of sources.

Costs and Effects of Compliance with Environmental Laws

The management of RSD, Wood Imagination, Kuechen Schilling and Bauelemente Kuhn are not aware of any specific costs or effects of environmental compliance in their respective markets.

Kuechen-Schilling follows all rules regulations in regards to compliance with the environmental laws of Germany but does not know of any costs or effects as a result of this compliance.  Every manufacturer that we work with has its own environmental policies. We are part of these policies in a sense that we need to collect all packaging materials and place them into specially designed containers for recycling. Our techs collect all packaging materials once they are done with installation, and put them into the designated container. The manufacturer collects these containers and returns empty ones.   We pay 30 euros per delivery of a recycling container.

4.	Consulting Business Disclosures. The consulting operations of the Company do not involve any consulting services relating to business investment, or any type of investment, consulting.

Properties, page 8

5.
Kontakt Lease.  Kontakt Ltd. leases an office property in Kazan of approximately 592 sq. ft on an annual basis.  Fregat has entered into month to month leases, the monthly rental on which is approximately $639, for approximately 721 sq. ft. of office space in Saransk and 1600 sq. ft. of warehouse space in Moscow at a monthly rental of $1,490.

MD&A, page 9

General

6.	Additional Industry Segment and Financial Statement Line Item Information. The MD&A in future filings will be revised to provide additional disclosures requested by this comment as follows:

For the 1Q of 2010 construction services of Bauelemente Kuhn slowed significantly due to freezing temperatures in Germany.

The residential housing market worldwide for both new construction and remodeling markets were affected by the global financial crisis, in that for a period of time most clients could not get bank loans for new home construction.  Additionally, due to the significant decrease in existing home values and more restrictive bank lending standards, many clients could not get any bank funding for mortgage refinancing or equity loans to remodel their existing homes.

Liquidity and Capital Resources, page 10

7.	Internal and External Sources of Liquidity. The additional disclosures requested in this comment to be provided in future filings are as follows:

The related party loan agreements were with Alfa Investment Fund, LLC were verbal and the terms were that the loans were interest free and due on demand, with the amount due of $5,125 at December 31, 2008 and $29,725 due December 31, 2009.

8.	Capital Requirements. The Company will provide the following additional disclosures requested by this comment in future filings.

The Company’s subsidiaries are self-sustaining financially, and the Company’s current resources are adequate to meet its current commitments. The Company plans to raise additional capital, however, to expand the infrastructure construction capabilities of recently acquired construction subsidiaries, Technostroy and KNHI.

Trend Analysis by Industry Segment, page 11

9.	P&L Information by Segment. The income (loss) information by segment is as follows:

Construction

Net loss from operations increased to approximately $39,000 for the year ended December 31, 2009 as compared to approximately $12,000 for the year ended December 31, 2008.  The Company attributes the increased loss to the financial crisis in 2009 that severely depressed the housing market in the U.S. and Europe.  The Company expects conditions will be more favorable in 2010 and the construction segment to be more profitable during the next fiscal year.

Electronic Component Distribution

Net loss from operations was approximately $106,000 for the year ended December 31, 2009 as compared to income from operations of approximately $148,000 for the year ended December 31, 2008.  The Company attributes the loss in 2009 primarily to the downturn in the electronics market in Russia.  The Company expects the electronics market in Russia to rebound in 2010 but at a much slower pace than other economic markets.  The Company expects 2011 to return the electronic market to profitable levels.

Business Consulting

Net loss from operations was approximately $2,000 for the year ended December 31, 2009 as compared to income from operations of approximately $21,000 for the year ended December 31, 2008.  The loss in 2009 is more attributable to increases in overhead costs than a decrease in consulting income.  The Company expects 2010 and 2011 consulting income to increase from prior year levels but the Company may also expect increases in overhead levels.

Retail

Net loss from operations was approximately $6,000 for the year ended December 31, 2009 as compared to income from operations of approximately $2,000 for the year ended December 31, 2008.  The increase to a net loss from a profit in 2008 is primarily attributable to decrease in consumer spending during 2009.  The Company expects the retail market to improve during 2010 and 2011.

10.
Industry Segment Consistency.  In future filings, the Company will be consistent in providing information relating to its industry segments.  The segments will be Construction, Electronic Component Distribution, Business Consulting and Retail.

11.
Sources of Funds for Capital Expenditures.  During 2010, the Company’s consulting segment relocated to new office space.  The increased capital expenditures are expected to be provided by funds from operations but also be supplemented by related party loans.

Critical Accounting Policies

Goodwill and Evaluation of Long-Lived Assets, page 12

12.
Accounting for Goodwill. Goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company tests goodwill for impairment, and has established December 31 as the annual impairment test date, using a fair value approach at the reporting unit level.  A reporting unit is an operating segment or one level below an operating segment for which discrete financial information is available and reviewed regularly by management.  Assets and liabilities of the Company have been assigned to the reporting units to the extent they are employed in or are considered a liability related to the operations of the reporting unit and are considered in determining the fair value of the reporting unit.  The Company has determined that its reportable operating segments are its reporting units.

The goodwill impairment test is a two-step process.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.  The second step of the goodwill impairment test compares implied fair value of the reporting unit’s goodwill (i.e., fair value of the reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets) with the carrying amount of that goodwill.  If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

The Company conducts interim as well as annual impairment tests related to its goodwill by operating segment as economic conditions may change.  The Company’s fair value analysis related to the impairment test is supported by a weighting of two generally accepted valuation approaches, the income approach and the market approach, as further described below.  These approaches include numerous assumptions with respect to future circumstances, such as industry and/or local market conditions that might directly impact each of the operating segment’s operations in the future, and are therefore uncertain.  These approaches are utilized to develop a range of fair values and a weighted average of these approaches is utilized to determine the best fair value estimate within that range.

Income Approach – Discounted Cash Flows.  This valuation approach derives a present value of an operating segment’s future annual cash flows over the next four years and the present value of the residual value of the operating segment.  The Company uses a variety of underlying assumptions to estimate these future cash flows, including assumptions relating to future economic market conditions, product pricing, sales volumes, costs and expenses, and capital expenditures.  These assumptions may vary by each reporting unit depending on regional market conditions, including competitive position, supply and demand for raw materials, labor costs and other industry conditions.

Market Approach – Multiples of EBIT, EBITDA, DFNI and DFCF (as defined below).  This valuation approach first identifies public companies in industries that are similar to the Company.  A grouping of applicable value measures is then selected and the appropriate market multiples are calculated based on the fundamental value measures of the selected guideline companies.  The last step involves selecting the multiple to apply to the Company’s various value measures, which is used to calculate the indicated value of each operating segment.

Definitions:
EBIT – Earnings before interest and taxes
EBITDA – Earnings before interest, taxes, depreciation and amortization
DFNI – Debt-free net income
DFCF – Debt-free cash flow

The Company has determined the estimated fair value substantially exceeds the carrying value for all of its reporting units.

Evaluation of Long-Lived Assets

The Company reviews property and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.  If the carrying value of the long-lived asset exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

The Company had determined no impairment existed as of December 31, 2009.

Controls and Procedures, page 39

13.
Principal Executive and Principal Financial Officer Conclusions re Disclosure Controls and Procedures. In future filings, we will clarify that the principal executive officer and principal financial officer are two separate executives.

14.	Superfluous Sentence. The specified sentence will not be included in future filings.

Directors, Executive Officers, and Corporate Governance, page 40

15.	Director Information. That Mr. Lobachev has been a director of the Company since its incorporation; this will be disclosed in future filings.

16.
Specific Qualifications of Directors. To the extent known to the Company, the specific qualifications, experience, attributes and skills of its directors will be described in future filings. Their primary qualifications are detailed in their respective biographies in the Company’s Exchange Act filings, and additionally are as follows:

Jim Cohen has over 50 years of U.S. corporate business with both private and public company experience in several different industries.  Additional information can be found by referencing his bio in future filings.

Nikolay Uraev has significant experience in large scale Russian corporate operations within several different industries.  Additional information can be found by referencing his bio in future filings.

Rustem Likhachev has prominent construction experience and is highly regarding in Kazan and the Republic of Tatarstan, where two of our Russian companies are headquartered.  Additional information can be found by referencing his bio in future filings.

Richard Lloyd and Vadim Enikeev are founding partners and officers of the Company; Mr. Enikeev has substantial experience dealing with businesses in the Russian Federation.  Additional information can be found by referencing his bio in future filings.

Director Independence, page 41

17.
Definition of “independent”. The definition of “independent” used by the Company will be stated as follows in future filings: “___________ are considered to be independent, as defined by the NYSE Rules”.

Certain Relationships and Related Transactions, page 44

18.	Related Party Transaction Disclosures. The requested disclosures as to related party transactions, which will be included in future filings are as follows:

A – Victor Schilling: The agreement between Mr. Viktor Schilling and the Company for lease of one of the facilities leased by Kuechen Schilling provides for a monthly rental of $10,442, and may be terminated by either party with a six month notice from the end of any quarter. The lease contain no escalation clauses or capital improvement funding provisions.  The lease is currently on a month to month basis.

B - Contribution of the building: The previous owners of the gallery building (Dan and Carol Lynn), in connection with the share exchange agreement, dated November 20, 2009, contributed the gallery building to Forms Gallery in December 2009.

C – As of May 1 to September 1, 2009, Alfa Investment Fund, owned equally by Richard Lloyd and Vadim Enikeev, entered into a $50,000 consulting agreement with Wood Imagination for business consulting advice.  In future filings this will be reflected as a related party transaction.

Financial Statements

Notes to Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Basis of Presentation, page 24

19.
Royal Style Design Assets.  The Royal Style Design assets were not disposed of in the holding company merger restructure.  The assets were transferred in the reorganization to a separate newly-formed subsidiary, Royal Style Design Developments, Inc.

Significant Accounting Policies

Inventories, page 26

20.
Accounting for Inventories.  Consigned inventory is excluded from inventory.  The Company does not have title to the consigned inventory and all significant risks of ownership remain with the consignor.  The Company accounts for the cost of the inventory simultaneously as the sale of the inventory occurs.

Note 2. Acquisitions,

21.	Disclosures re Acquisitions. The following disclosures will be included in the Company’s financial statements:

ACQUISITIONS

Effective December 31, 2009, the Company entered into three Exchange and Acquisition Agreements (the “Agreements”) for the acquisition of three companies: Fregat Ltd., a limited company formed under the laws of Russia (“Fregat”), for the acquisition of which the Company issued 203,698 shares of its common stock to the owner of all of the outstanding ownership interests in Fregat; Bauelemente Kuhn GmbH, a limited liability company formed under the laws of Germany (“Kuhn”), for the acquisition of which the Company issued 63,233 shares of its common stock to the owner of all of the outstanding ownership interests in Kuhn; and Kuechen Schilling GmbH, a limited liability company formed under the laws of Germany (“Schilling”), for the acquisition of which the Company issued 635,780 shares of its common stock to the owner of all of the outstanding ownership interests in Schilling.  In connection with the Agreements, as of December 31, 2009, the Company issued an aggregate of 902,711 shares of its common stock to the owners of the three companies the Company acquired.  In connection with the acquisitions, the Company recorded approximately $25,000 of acquisition-related costs, all of which have been expensed as incurred.  There are no contingent consideration arrangements in connection with the acquisitions.

Each of the agreements entered into with the three companies acquired on December 31, 2009, provides the former owners to require the Company to initiate the regulatory filing process for clearance by the Securities and Exchange Commission, to register the shares received by the former owners, subject to the Company's Board approval, and for the right of each former owner to repurchase ownership of the subsidiary they sold to the Company at any time in the first year following the closing date, by such former owner paying the Company the value of that subsidiary, as such value is determined by the Company's Board of Directors.

The aggregate purchase price was $902,711, the fair value of the common stock issued.  The results of operations of the three companies acquired will be included in the consolidated financial statements beginning January 1, 2010.  The following table presents the preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on their fair values.

At December 31, 2009

Purchase price:
Common stock issued	$902,711
Total consideration		$902,711

Allocation of purchase price:
Cash		121,592
Accounts receivable		1,043,268
Notes receivable - related parties		53,573
Inventories		389,589
Other current assets		84,733
Property, plant and equipment		120,517
Other assets		86,925
Goodwill		49,610

Total Assets Acquired		1,949,807

Current portion of long-term debt		25,234
Accounts payable		500,358
Accrued expenses		135,733
Customer advances		385,771

Total Liabilities Assumed		1,047,096

Net Assets Acquired		$902,711

The acquisitions have been accounted for using the purchase method of accounting, and accordingly, the results of operations of Fregat, Kuhn and Schilling will be included in the Company's consolidated financial statements from January 1, 2010.

The following unaudited pro forma summary of results of operations assume Fregat, Kuhn and Schilling had been acquired as of January 1, 2008:

	Years Ended
	December 31,
	2009	2008
Net revenue	$5,816,992	$6,778,469
Net earnings (loss)	(146,566)	107,015
Earnings (loss) per share - diluted	(0.00)	0.00

The information above is not necessarily indicative of the results of operations if the acquisition had been consummated as of January 1, 2008.  Such information should not be construed as a representation of the future results of operations of the Company.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the value assigned to the net intangible and other intangible assets with finite lives acquired in a business acquisition.  Effective January 1, 2009, acquisition related costs will be recognized separately from the acquisition in accordance with ASC 805, "Business Combinations".

The changes in the carrying value of goodwill for the year ended December 31, 2009 is as follows:

Total

Balance, December 31, 2008	$-

Acquired during the year ended
December 31, 2009	-
Electronic component segment	3,200
Construction segment	46,410

Balance, December 31, 2009	$49,610

Nonfinancial assets and liabilities, such as goodwill and long-lived assets, are accounted for at fair value on a non recurring basis.  These items are tested for impairment upon the occurrence of a triggering event or in the case of goodwill, on at least an annual basis.

22.
Adjustments to Acquired Companies’ Financial Statements. The property and equipment was adjusted by $75,000 to record the fair value of the equipment at acquisition-date fair value.  No adjustments were made to any other assets or liabilities.  The adjustments were recorded pursuant to ASC 805-20-30.

23.
Rights of Former Owners of Acquired Companies. The Company entered agreements with companies acquired in December 2009 and August 2010 providing the former owners the right to repurchase ownership of the subsidiary sold to the Company at any time in the first year following the closing date.  The business purpose of granting this right to the former owner is based on the premise of granting the former owner an exit strategy assuming the former owner is not satisfied with the economic situation.  The likelihood of any of the former owners exercising this right is not substantial.  The three entities that were acquired in December 2009 have not exercised the right and one year has already passed.  The shares issued in August 2010 to the former owners of three companies granted them substantial shares in the transaction and a premium was paid to acquire the entities.  The Company does not believe that any of the former owners of these subsidiaries will exercise the option. Accordingly, the Company believed no accounting implications of the grant of these rights exist.

Note 12. Business Segment Information, page 36

24.	Reportable Segment Information. Business segment information has been updated in accordance with ASC 280-10-50-22 and ASC 280-10-50-21(b). See the presentation below.

Electronic Component Distribution
Our electronic component distribution companies serve a diverse range of residential and commercial clients in Russia and worldwide.

Business Consulting Services
Our business consulting companies provide operational consulting and staffing services to a diverse range of commercial clients worldwide.

Construction
Our construction companies serve a diverse range of residential and commercial clients in the United States, Germany and Russia. Acting as a general contractor, infrastructure services, commercial and residential construction, construction remodeling services and construction logistics services.

Retail
Our retail companies serve a diverse range of residential and commercial clients worldwide in the fine art industry.

ROYAL STYLE DESIGN,INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The following financial information relating to the Company's business segments will be provided in future filings:

	2009	2008
Net sales by geographic areas:
United States	$471,764	$542,750
Europe	745,796	1,126,080
	$1,217,560	$1,668,830
Net sales by industry segment:
Technology	$745,796	$1,126,080
Retail	150,892	191,119
Construction	273,539	271,631
Consulting	47,333	80,000
	$1,217,560	$1,668,830

	2009	2008
(Loss) income from operations:
Technology	$(106,811)	$148,423
Retail	(6,262)	2,076
Construction	(39,023)	(12,366)
Consulting	(2,453)	20,512
	$(154,549)	$158,645
Capital Expenditures:
Technology	$-	$90,856
Retail	17,093	-
Construction	-	5,099
Consulting	-	1,780
	$17,093	$97,735
Depreciation and Amortization:
Technology	$37	$57
Retail	6,485	1,248
Construction	8,471	4,470
Consulting	356	71
	$15,349	$5,846

Total Assets:
United States	$1,222,606	$54,160
Europe	2,528,461	683,655
	$3,751,067	$737,815

Total Assets:
Technology	$1,489,789	$683,655
Retail	1,053,215	38,375
Construction	1,099,161	10,535
Consulting	108,902	5,250
	$3,751,067	$737,815

Exhibits 31.1 and 31.2-Section 302 Certifications

25.	Corrections to Certifications. The corrections to the Section 302 Certifications will be made in future filings.

Form 10-Q for the fiscal period ended March 31, 2010

Controls and Procedures, page 21

26.	References to Exchange Act Rules. The references to the Exchange Act rules specified in this comment will be corrected in future filings.

27.
Effectiveness of Disclosure Controls and Procedures.  The CEO and CFO of the Company concluded that the Company’s disclosure controls and procedures were effective as of the end of the periods covered by the 10-Q’s filed in 2010.

Exhibit 31.2—Section 302 Certification by Chief Financial Officer

28.	Corrections to Section 302 Certifications. The corrections to the Section 302 certifications will be made in future filings.

Form 10-Q for the fiscal period ended September 30, 2010

General

29.	Comments to be Addressed in Interim Filings. The Company will address these comments in its interim filings.

Note 1. Description of Business and Significant Accounting Policies

Recent Developments, page 7

30.	Accounting Impact of Reorganization. The following disclosure will be included in Recent Developments.

The restructure will not require an exchange of certificates by our stockholders, will have no tax consequences to, or effects on the respective holding periods for stock held by, or the rights of, the stockholders, and will have no effect on the Company's status as reporting company under the SEC's rules.

The reorganization did not have an accounting impact on the Company’s consolidated financial statements for the period ending September 30, 2010.

Note 3. Acquisitions, page 8

31.	KNHI Acquisition Issues. The information requested by this comment is as follows:

OOO PSO Kazanneftekiminvest Ltd (“KNHI”) transferred their ownership interest for 32.3 million shares of Diversified Global Holdings Group (“DGHG”) common stock. The owner of KNHI received $190 million of shares of DGHG, a premium of approximately $9 million.  The owner of KNHI also became a board member of DGHG and will benefit on not only the growth of KNHI but also the growth of the entire Company.  DGHG expects to expand its presence in Kazan, Russia and in addition to the purchase of KNHI on July 1, 2010, DGHG also purchased an additional construction company, Technostroy Ltd.  Kazan, Russia will be the home of the Youth Olympic Games, “Universidad” in 2013 and the Fifa World Cup in 2018. Construction is now commencing in more areas of Kazan, including the Olympic Stadium, surrounding venues and housing that will be needed  in connection with the games as well as future growth in that part of Russia.  The Company believes the business purpose of the merger into DGHG was the possible synergies with the other companies in the DGHG group of companies.

Note 6. Property and Equipment, page 13

32.
KNHI Land, Impairment Tests. In connection with the Company acquisition of KNHI, the Company acquired 8.56 sq miles of land in Kazan, Russia, with a fair value of approximately $184 million.  The land is planned for future development projects for commercial and residential use.  KNHI intends to procure financing for the following developments to be performed and owned by KNHI.

1.	Commercial construction of an environmentally-friendly government certified animal food production factory utilizing approximately 300 acres.
2.	Commercial construction of an environmentally-friendly government certified chicken farm utilizing approximately 20 acres.
3.	Residential construction: 100 acres are planned to be used to build a living community with approximately 200 homes.
4.
The remaining issued land will be held for future use capitalizing on the large scale infrastructure development from both the commercial and residential construction projects that will be completed in the surrounding area.

The Company reviews the property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.  If the carrying value of the property exceeds the present value of the estimated future cash-flows, the property would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.  No impairment existed as of September 30, 2010.

The footnote will expand as follows:

Property, plant and equipment consist of furniture and equipment used in the ordinary course of business and are recorded at cost less accumulated depreciation.

	September 30,	December 31,
	2010	2009

Machinery & equipment	$2,159,376	$48,430
Vehicles	201,993	147,052
Buildings and building improvements	1,019,275	1,113,268
Land	184,013,144	-
	187,393,788	1,308,750
Less: accumulated depreciation	144,463	34,828
	$187,249,325	$1,273,922

In November 2009, a shareholder of the Company contributed a building to the Company with a fair value of approximately $1 million in accordance with an appraisal performed by an independent third party, and related debt of approximately $271,000.

In June 2010, the Company sold a building in Kazan, Russia for approximately $95,000.  For the nine months ended September 30, 2010, the Company recorded a gain on the sale of approximately $9,200, which is included in other income on the Company's consolidated statement of operations.  The proceeds from the sale are included in accounts receivable on the Company's consolidated balance sheet as of September 30, 2010.

The land was contributed by the owner of KNHI in June 2010.  The fair value of the property as of the date of the contribution was approximately $184 million.  The fair value of the property was determined by management after reviewing an independent fair value appraisal of the property and performing independent cash-flow projections to determine the present value of the future cash flows exceeded the carrying value of the property and no impairment existed as of September 30, 2010.

Depreciation expense for the nine months ended September 30, 2010 and 2009 was $109,635 and $6,033, respectively.

33.
Purchase Price and Other Information re KNHI Land. The owner of KNHI contributed land to KNHI in June 2010 for approximately $184 million.  Management of KNHI determined the fair value of the land based on an independent third party appraisal.  The land was accumulated by the owner of KNHI over a period of 15 years at various prices.  KNHI acquired the property for future development projects for commercial and residential use.  The management of KNHI believes by merging with a public entity, the procurement of financing for future development would make more economic sense.

Liquidity and Capital Resources

34.
Sources and Uses of Cash. The Company believes it has clearly identified its significant sources and uses of cash.  Sources of cash are primarily from third party loans and cash generated from operations.  Uses of cash are increases in operating assets and liabilities, primarily inventory from the Company’s KNHI subsidiary.  The Company currently has no credit facilities.  The Company has provided an explanation of the significant changes in the sources of cash, either through acquisitions and loans from third parties.  The uses of cash were explained primarily through its expansion of its current inventory.  The Company believes the cash generated by operations and its current private placement during the fourth quarter of 2010 and first quarter of 2011 will be sufficient to fund operations on both a short and long-term basis.  As of September 30, 2010, the Company has approximately $10 million of short-term debt, primarily from its KNHI subsidiary.  KNHI expects to complete its current spa and hotel construction project during the first quarter of 2011.  The funds generated by the construction will be more than sufficient to liquidate the current $10 million short-term debt.

Form 8-K filed on October 13, 2010

General

35.	Interim Financial Statements. Interim financial statements of the acquired companies were omitted by mistake. They are attached to this response letter.

(b) Pro Forma Financial Information, page 118

36.
Pro Forma Adjustments to Historical Assets and Liabilities. The Company did not make any pro forma adjustments to the historical assets and liabilities to record acquisition date fair values of these assets and liabilities.  The management of DGHG is currently assessing the fair market value appraisals prepared by independent third parties subsequent to the acquisition of these entities.  Any excess of fair market values of assets acquired over the historical cost of these assets will be adjusted and goodwill presently recorded will be reduced.

Management of DGHG will give consideration as to whether any additional assets or liabilities that the acquiree had not recognized as assets and liabilities in its financial statements need to be recorded.  The Company currently believes all assets and liabilities have been properly recorded.  The Company gave considerable attention to this issue for the three acquisitions made in December 2009 and determined all assets and liabilities had been recorded and no further adjustments would be needed.

37.
Treatment of Acquisition Related Costs. The majority of the acquisition-related costs have been reflected by DGHG as of June 30, 2010 in the historical financial statements.  Any acquisition-related costs subsequent to June 30, 2010 were not material.  The majority of acquisition related costs related to professional fees and were expensed as incurred.

38.
Adjustments Corresponding to Acquisition Date Fair Values. [MADSEN] The Company may have corresponding adjustments to its statement of operations as a result of recording any assets acquired or liabilities assumed at the acquisition-date fair values.  However, the appraisals of these assets or liabilities have not been completed and, therefore, at the time the pro forma statements were prepared, the effect of any possible pro forma adjustments was not known.

39.
Agreements in Effect Following Acquisitions. As of this date, there have been no contractual agreements which have been put in place subsequent to the acquisitions.  Management is currently working with the acquired entities but as of this date no agreements have been finalized.

40.	Reconciliation Between Historical and Pro Forma Weighted Average Shares. A table presentation of pro forma weighted average shares used in computing basic and diluted EPS follows:

Weighted Average Shares 6/30/10	93,638,511

Return of shares by directors prior to
acquisition of entities	(39,000,000)

Issuance of shares in acquisition
of entities	32,630,159
87,268,670

Weighted average shares 12/31/09	86,897,177

Return of shares by directors prior to
acquisition of entities	(39,000,000)

Issuance of shares in acquisition
of entities	32,630,159
80,527,336

The outstanding pro forma shares assumes the issuance of the shares for the acquisitions and the return of the shares by the directors were made at the beginning of the period.

41.	Pro Forma Balance Sheet. The revised pro forma balance sheet is also provided as supplemental information attached to this response letter.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

DIVERSIFIED GLOBAL HOLDINGS GROUP, INC.

By: /s/ Richard Lloyd
Richard Lloyd
Chief Executive Officer

Item 9.  Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired.

ROYAL STYLE DESIGN, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

ROYAL STYLE DESIGN, INC.

 Index
Page

Report of Independent Registered Public Accounting Firm	36

Report of Independent Registered Public Accounting Firm	37

Consolidated Balance Sheets as of December 31, 2009
and 2008	38

Consolidated Statements of Operations for the Years
Ended December 31, 2009 and 2008	39

Consolidated Statement of Stockholders' Equity for Each
of the Two Years in the Period Ended December 31, 2009	40

Consolidated Statements of Cash Flows for the Years
Ended December 31, 2009 and 2008	41-42

Notes to Consolidated Financial Statements	43-57

Madsen & Associates, CPA's Inc.
684 East Vine Street
Murray, UT 84107

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Royal Style Design, Inc. and Subsidiaries
Orlando. Florida

We have audited the accompanying consolidated balance sheet of Royal Style Design, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Royal Style Design, Inc. and Subsidiaries as of December 31, 2008, were audited by other auditors whose report, dated December 14, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Madsen & Associates, CPA's Inc.

April 2, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Royal Style Design, Inc.
Altamonte Springs, FL  32701

We have audited the accompanying consolidated balance sheet of Royal Style Design, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Wiener, Goodman & Company, P.C.
Eatontown, New Jersey

December 14, 2009

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	December 31,
	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$320,345	$19,581
Accounts receivable-net of allowance of $39,000 and $34,000, respectively	1,172,253	188,704
Notes receivable - related parties	53,573	30,500
Inventories	645,410	342,326
Other current assets	148,604	41,019
Total Current Assets	2,340,185	622,130

Property and equipment-net	1,273,922	115,685
Goodwill	49,610	-
Other assets	87,350	-

Total Assets	$3,751,067	$737,815

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current portion of long-term debt	$211,245	$-
Accounts payable	962,352	450,608
Accrued expenses	220,782	18,179
Customer advances	485,871	37,871
Due to related parties	117,948	5,125
Deferred revenue	52,667	-
Income taxes payable	2,273	4,711
Total Current Liabilities	2,053,138	516,494
Long-term Liabilities:
Long-term debt-less current portion above	27,563	-
Total Liabilities	2,080,701	516,494

Commitments & Contingencies	-	-
Stockholders' Equity:
Common Stock, $.001 par value; authorized 100,000,000 shares:
93,638,511and 86,235,800 shares issued and outstanding at
December 31, 2009 and 2008, respectively	93,637	86,235
Additional paid-in capital	1,716,579	(72,886)
Retained earnings (deficit)	(97,668)	242,914
Accumulated other comprehensive loss	(42,182)	(34,942)
Total Stockholders' Equity	1,670,366	221,321
Total Liabilities and Stockholders' Equity	$3,751,067	$737,815

See Notes to Consolidated Financial Statements

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended
	December 31,
	2009	2008
Net sales:
Revenue	$1,217,560	$1,668,830

Cost and expenses:
Cost of sales	787,199	1,017,952
General and administrative	584,910	492,233
	1,372,109	1,510,185

(Loss) income from operations	(154,549)	158,645

Other income (expense):

Interest expense	(2,345)	(4,080)
(Loss) earnings before
provision for income taxes	(156,894)	154,565

Provision for income taxes	18,346	29,425

Net (loss) earnings	$(175,240)	$125,140
(Loss) earnings per common share
- basic and diluted	$(0.00)	$0.00

Weighted average number of common
shares outstanding - basic and diluted	86,897,177	86,235,800

See Notes to Consolidated Financial Statements

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

			Additional	Retained	Accumulated
	Common Stock		Paid-in	Earnings	Other Comprehensive	Comprehensive
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Income (Loss)	Total

Balance, January 1, 2008	86,235,800	$86,235	$(85,356)	$117,774	$7,479		$126,132

Assets contributed by shareholders			10,870				10,870

Foreign currency adjustment					(42,421)	(42,421)	(42,421)

Contribution from shareholders			1,600				1,600

Net earnings				125,140		125,140	125,140

Comprehensive income						$82,719

Balance, December 31, 2008	86,235,800	86,235	(72,886)	242,914	(34,942)		221,321

Assets contributed by shareholders			728,815				728,815

Effect of reverse acquisition	6,500,000	6,500	158,842	(165,342)			-

Foreign currency adjustment					(7,240)	$(7,240)	(7,240)

Issuance of common stock for acquisitions	902,711	903	901,808		-	-	902,711

Net (loss)				(175,240)		(175,240)	(175,240)

Comprehensive loss						$(182,480)

Balance, December 31, 2009	93,638,511	$93,638	$1,716,579	$(97,668)	$(42,182)		$1,670,367

See Notes to Consolidated Financial Statements

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended,
	December 31,
	2009	2008
Cash flows from operating activities:
Net (loss) earnings	$(175,240)	$125,140
Adjustments to reconcile net cash
provided by operating activities:
Depreciation and amortization	15,349	5,846
Allowances for bad debts	(7,499)	31,543
Changes in operating assets and
Liabilities	295,971	(118,722)

Net cash provided by operating activities	128,581	43,807

Cash flows from investing activities:
Cash from acquisitions	128,109	-
Advances on note receivable	-	(30,500)
Repayments on note receivable	30,500	-
Purchase of property and equipment	(17,093)	(97,735)

Net cash provided by (used in) investing activities	141,516	(128,235)

Cash flows from financing activities:
Contribution from shareholder	-	1,600
Payments on debt	(6,792)	-
Proceeds from loan	12,859	-
Proceeds from advances from related party	24,600	5,125

Net cash provided by financing activities	30,667	6,725

Effect of exchange rate changes on cash	-	592

Net increase (decrease) in cash and cash equivalents	300,764	(77,111)

Cash and cash equivalents-beginning of year	19,581	96,692

Cash and cash equivalents-end of year	$320,345	$19,581

See Notes to Consolidated Financial Statements

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)

	For the Years Ended,
	December 31,
Supplementary Information:	2009	2008
Cash paid during the year for:
Interest	$2,345	$4,080
Income taxes	$-	$21,101
Noncash contribution of assets by shareholder	$728,815	$10,870

Changes in operating assets and liabilities consist of:
(Increase) decrease in accounts receivable	$86,095	$(252,580)
Decrease in inventory	86,505	64,961
Increase in prepaid expenses	(19,005)	-
Decrease in accounts payable and accrued expenses	29,918	115,727
Increase in customer advances	62,229	(44,448)
Increase in deferred revenue	52,667	-
Increase (decrease) in income tax payable	(2,438)	(2,382)

Net cash provided by operating activities	$295,971	$(118,722)

Details of Acquisitions:
Fair market value of assets acquired	$1,949,807
Liabilities assumed	1,047,096

Common stock issued	$902,711

See Notes to Consolidated Financial Statements

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.            DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Royal Style Design, Inc. (the “Company” or “Royal Style Design”) operates primarily in four industries in two geographical areas - the United States and Europe.  The Company is engaged in custom construction activities in Germany and as a wholesale distributor of electronic components in Russia, and is engaged in similar custom construction activities for the design and installation of stonework and cabinet making and millwork in custom design homes and in the retail sale of high-end contemporary works of art and jewelry in the United States.  The U.S. operations also separately provide business investment consulting services to small private companies.  Sales are predominantly in the United States, Russia and Germany.

Basis of Presentation

On November 20, 2009, Royal Style Design entered into a Share Exchange Agreement ("Agreement") with the stockholders of Diversified Global Holdings, Inc. a Delaware corporation, ("DGH"), providing for the acquisition by Royal Style Design of 100% of all the outstanding shares of common stock of DGH.  In connection with the agreement, as of November 20, 2009, Royal Style Design issued 86,235,800 shares of its common stock to the stockholders of DGH.  The issuance of these 86,235,800 shares effectively gave control of Royal Style Design to the stockholders of DGH.

For accounting purposes only, the transaction was treated as a recapitalization of DGH, as of November 20, 2009, with DGH as the acquirer.  The financial statements prior to November 20, 2009 are those of DGH and reflect the assets and liabilities of DGH at historical carrying amounts. The financial statements show a retroactive restatement of DGH's historical stockholders' equity to reflect the equivalent number of shares issued to DGH.

On July 1, 2009, the Financial Accounting Standards Board ("FASB") established Accounting Standards Codification ("ASC") as the primary source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities.  Although the establishment of the ASC did not change current GAAP, it did change the way we refer to GAAP throughout this document to reflect the updated referencing convention.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including businesses acquired since their respective dates of acquisition.  All intercompany transactions and balances have been eliminated.

Economic and Political Risks

Two of the Company's subsidiaries, Kontakt Limited Liability Company ("Kontakt") and Fregat Limited Liability Company ("Fregat"), face a number of risks and challenges since their operations are in the Russian Federation and its primary market is in the Russian Federation.  100% of Kontakt's and Fregat's revenue are earned in the Russian Federation and 100% of Kontakt's and Fregat's assets are located in the Russian Federation.  Management cannot presently predict what future impact the political risk will have on the Company, if any, or how the political climate in the Russian Federation will affect the Company’s operations.  Accordingly, events resulting from any change in the political climate could have a material effect on the Company.

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Use of Estimates

The preparation of the financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used in determining such items as costs to complete performance contracts, income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances.  Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the ASC 605, "Revenue Recognition".

Revenue is recognized for the retail sale of contemporary works of art when title to the merchandise passes to the purchaser.

Revenue is recognized in custom construction activities such as the design and installation of stonework and cabinet making and millwork in custom design homes as each stage is completed, based on a percentage of the projected costs.  There are no customer acceptance provisions in its sales contracts.  The majority of the revenue has been received from developers.

Revenue from the sale of electronic components and other custom construction activities is recognized when the product has been delivered and title and risk have passed to the customer, collection of the resulting receivable is deemed reasonable assured, and the sales price is fixed and determinable.  Substantially all of the shipments are FCA (free carrier) which provide for title to pass upon delivery to the customer's freight carrier.

Revenue from consulting fees is recognized when earned.  Consulting fees received in advance are amortized over the life of the contract.  Unearned consulting fees are recorded as deferred revenues on the Company's consolidated balance sheet.

Cash and Cash Equivalents

Cash and cash equivalents include cash deposited in checking accounts, overnight repurchase agreements and money market funds with maturities of 90 days or less when purchased.  The cash balances are held at a few institutions and may, at times, exceed insurable amounts.  The Company believes it mitigates this risk by depositing cash in major financial institutions.

Accounts Receivables

Accounts receivables are recorded after title passes to the purchaser and are presented in the balance sheet net of allowances for doubtful accounts.  Accounts receivables are written off when they are determined to be uncollectible.  The Company receives advances from customers prior to the delivery of the products.  The Company records these advance payments as Customer Advances on the Company’s consolidated balance sheet.  Customer advances as of December 31, 2009 and 2008 were $485,871 and $37,871, respectively.  The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic condition in the industry, and the financial ability of its customers.  For the years ended December 31, 2009 and 2008 the Company established a reserve for doubtful accounts of $39,000 and $34,000, respectively.

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

During the years ended December 31, 2009 and 2008 the Company wrote off receivables in the amount of $21,270 and $151,453, respectively, which is included in the general and administrative expenses in the Consolidated Statement of Operations.

Inventories

Inventories are stated at the lower of cost or market.  The Company also receives goods on consignment and payment is made to the consignor when title to the merchandise passes to the purchaser.

Depreciation

Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Depreciable
Asset	Lives
Vehicles	3 years
Machinery and equipment	5 - 7 years
Signs	5 years
Building and improvements	30 years

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.  Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent they believe these assets will more-likely-than-not be realized.  In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.  In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

The Company accounts for income taxes in accordance with the Internal Revenue Code in the United States, the Internal Income Tax Law of the Russian Federation and the Income Tax Law of the Republic of Germany. The Russian Federation subsidiaries are taxed at a rate of 24% and the Republic of Germany subsidiaries are taxed at a rate of 15%.

Business Combinations

During 2009, the Company adopted the revised accounting guidance related to business combinations. This guidance requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the literature.  In accordance with this guidance, acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred.  That replaces the cost-allocation process detailed in previous accounting literature, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values.   The Company implemented this new guidance effective January 1, 2009 and as a result, a total of $10,000 in acquisition related costs were charged to selling, general and administrative expenses during 2009.

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Goodwill

Goodwill is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company tests goodwill for impairment, and has established December 31 as the annual impairment test date, using a fair value approach at the reporting unit level.  A reporting unit is an operating segment or one level below an operating segment for which discrete financial information is available and reviewed regularly by management.  Assets and liabilities of the Company have been assigned to the reporting units to the extent they are employed in or are considered a liability related to the operations of the reporting unit and are considered in determining the fair value of the reporting unit.  The Company has determined that its reportable operating segments are its reporting units.

The goodwill impairment test is a two-step process.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.  The second step of the goodwill impairment test compares implied fair value of the reporting unit’s goodwill (i.e., fair value of the reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets) with the carrying amount of that goodwill.  If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

Evaluation of Long-Lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in ASC 360-15-35.  If the carrying value of the long-lived asset exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable and notes receivable.

The Company's cash and cash equivalents are concentrated primarily in one bank in the United States and various banks in Germany and Russia.  At times, such deposits could be in excess of insured limits.  Management believes that the financial institution that holds the Company financial instrument is financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

The Company grants credit to customers based on an evaluation of the customer’s financial condition, without requiring collateral.  Exposure to losses on receivables is principally dependent on each customer’s financial condition.  The Company controls its exposure to credit risk due to normally dealing with the same contractors and receiving payment for materials prior to completion of the services.

The Company is also subject to the risk of currency fluctuations that may affect the prices paid for goods and the amounts received for revenue.

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Earnings Per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the specified period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares and potential common shares during the specified period. For the years ended December 31, 2009 and 2008, there were no potential shares outstanding.

Fair Value of Financial Instruments

The Company adopted ASC 820, "Fair Value Measurements and Disclosures" on January 1, 2008, for all financial assets and liabilities that are recognized or disclosed at fair value in the condensed consolidated financial statements on a recurring basis or on a nonrecurring basis during the reporting period. While the Company adopted the provisions of ASC 820 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis, no such assets or liabilities existed at the balance sheet date. As permitted by ASC 820, the Company delayed implementation of this standard for all nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements on a nonrecurring basis and adopted these provisions effective January 1, 2009.

The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability.  ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include:  Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2009, the Company held certain financial assets that are measured at fair value on a recurring basis.  These consisted of cash and cash equivalents.  The fair values of the cash and cash equivalents is determined based on quoted market prices in public markets and is categorized as Level 1.   The Company does not have any financial assets measured at fair value on a recurring basis as Level 2 or Level 3 and there were no transfers in or out of Level 2 or Level 3 during the year ended December 31, 2009.

The following table sets forth by level, within the fair value hierarchy, the Company’s financial assets accounted for at fair value on a recurring basis as of December 31, 2009 and 2008.

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

		Assets at Fair Value as of December 31, 2009 and 2008 Using
December 31, 2009	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$320,345	$320,345	$-	$-

December 31, 2008	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$19,581	$19,581	$-	$-

The Company has other financial instruments, such as receivables, accounts payable and other liabilities which have been excluded from the tables above.  Due to the short-term nature of these instruments, the carrying value of receivables, accounts payable and other liabilities approximate their fair values.  The Company did not have any other financial liabilities with the scope of the fair value disclosure requirements as of December 31, 2009.

Non-financial assets and liabilities, such as goodwill and long-lived assets, are accounted for at fair value on a nonrecurring basis.  These items are tested for impairment upon the occurrence of a triggering event or in the case of goodwill, on at least an annual basis.  As of December 31, 2009, there was no impairment to goodwill.  The Company's interim test on its long-lived assets indicated that the carrying value of its long-lived assets was recoverable and that no impairment existed as of the testing date.

Foreign Currency Translation

The functional currency for foreign operations is the local currency and the United States dollar is the reporting currency.

Assets and liabilities of foreign operations are translated at exchange rates as of the balance sheet date, and income, expense and cash flow items are translated at the average exchange rate for the applicable period.  Translation adjustments are recorded in Other comprehensive income (loss).

New Financial Accounting Standards

During 2009, the Company adopted the revised accounting guidance related to business combinations.  This guidance requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the literature.  In accordance with this guidance, acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred.  That replaces the cost-allocation process detailed in previous accounting literature, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values.  The Company implemented this new guidance effective January 1, 2009.

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

During 2009, the Company implemented an update to the accounting guidance related to earnings per share.  In accordance with this accounting guidance, unvested share-based payment awards with rights to dividends are participating securities and shall be included in the computation of basic earnings per share.  The Company adopted this guidance effective January 1, 2009.  This implementation did not have a material impact on prior periods presented.

The FASB has published a update to the accounting guidance on fair value measurements and disclosures as it relates to investments in certain entities that calculate net asset value per share (or its equivalent).  This accounting guidance permits a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent).  This update also requires new disclosures, by major category of investments, about the attributes of investments included within the scope of this amendment to the Codification.  The guidance in this update is effective for interim and annual periods ending after December 15, 2009.  The Company does not expect the adoption of this standard to have a material impact on the Company's results of operations, financial condition or cash flows.

2.             ACQUISITIONS

Effective December 31, 2009, the Company entered into three Exchange and Acquisition Agreements (the “Agreements”) for the acquisition of three companies: Fregat Ltd., a limited company formed under the laws of Russia (“Fregat”), for the acquisition of which the Company issued 203,698 shares of its common stock to the owner of all of the outstanding ownership interests in Fregat; Bauelemente Kuhn GmbH, a limited liability company formed under the laws of Germany (“Kuhn”), for the acquisition of which the Company issued 63,233 shares of its common stock to the owner of all of the outstanding ownership interests in Kuhn; and Kuechen Schilling GmbH, a limited liability company formed under the laws of Germany (“Schilling”), for the acquisition of which the Company issued 635,780 shares of its common stock to the owner of all of the outstanding ownership interests in Schilling.  In connection with the Agreements, as of December 31, 2009, the Company issued an aggregate of 902,711 shares of its common stock to the owners of the three companies the Company acquired.

Each of the agreements entered into with the three companies acquired on December 31, 2009, provides the former owners to require the Company to initiate the regulatory filing process for clearance by the Securities and Exchange Commission to register the shares received by the former owners, subject to the Company's Board approval, and for the right of each former owner to repurchase ownership of the subsidiary they sold to the Company at any time in the first year following the closing date, by such former owner paying the Company the value of that subsidiary, as such value is determined by the Company's Board of Directors.

The aggregate purchase price was $902,711, the fair value of the common stock issued.  The results of operations of the three companies acquired will be included in the consolidated financial statements beginning January 1, 2010.  The following table presents the preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on their fair values.

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

At December 31, 2009

Purchase price:
Common stock issued	$902,711
Total consideration		$902,711

Allocation of purchase price:
Cash		121,592
Accounts receivable		1,043,268
Notes receivable - related parties		53,573
Inventories		389,589
Other current assets		84,733
Property, plant and equipment		120,517
Other assets		86,925
Goodwill		49,610

Total Assets Acquired		1,949,807

Current portion of long-term debt		25,234
Accounts payable		500,358
Accrued expenses		135,733
Customer advances		385,771

Total Liabilities Assumed		1,047,096

Net Assets Acquired		$902,711

The acquisitions have been accounted for using the purchase method of accounting, and accordingly, the results of operations of Fregat, Kuhn and Schilling will be included in the Company's consolidated financial statements from January 1, 2010.

The following unaudited pro forma summary of results of operations assume Fregat, Kuhn and Schilling had been acquired as of January 1, 2008:

	Years Ended
	December 31,
	2009	2008
Net revenue	$5,816,992	$6,778,469
Net earnings (loss)	(146,566)	107,015
Earnings (loss) per share - diluted	(0.00)	0.00

The information above is not necessarily indicative of the results of operations if the acquisition had been consummated as of January 1, 2008.  Such information should not be construed as a representation of the future results of operations of the Company.

3.             GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the value assigned to the net intangible and other intangible assets with finite lives acquired in a business acquisition.  Effective January 1, 2009, acquisition related costs will be recognized separately from the acquisition in accordance with ASC 805, "Business Combinations".

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The changes in the carrying value of goodwill for the year ended December 31, 2009 is as follows:

Total

Balance, December 31, 2008	$-

Acquired during the year ended
December 31, 2009	49,610

Balance, December 31, 2009	$49,610

Nonfinancial assets and liabilities, such as goodwill and long-lived assets, are accounted for at fair value on a non recurring basis.  These items are tested for impairment upon the occurrence of a triggering event or in the case of goodwill, on at least an annual basis.

4.             PROPERTY and EQUIPMENT

Property, plant and equipment consist of furniture and equipment used in the ordinary course of business and are recorded at cost less accumulated depreciation.

	December 31,
	2009	2008

Machinery & equipment	$48,430	$16,980
Vehicles	147,052	8,051
Buildings and building improvements	1,113,268	110,131
	1,308,750	135,162
Less: accumulated depreciation	34,828	19,477
	$1,273,922	$115,685

In November 2009, a shareholder of the Company contributed a building to the Company with a fair value of approximately $1 million in accordance with an appraisal performed by an independent third party, and related debt of approximately $271,000.

Depreciation expense for the years ended December 31, 2009 and 2008 was $15,349 and $5,846, respectively.

5.             NOTES RECEIVABLE - RELATED PARTIES

A)	In October 2008, the Company advanced Alfa Investment Fund, a company owned by a major shareholder of the Company, $30,500. The advance is interest free. The advance was repaid in full in 2009.

B)
In connection with the acquisition of Kuhn, the Company has a receivable from a shareholder as of December 31, 2009 in the amount of $53,573.  The note bears interest at 5% per anum and is due upon demand.

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

6.             INVENTORIES

As of December 31, 2009 and 2008, inventory consists of the following:

	December 31,
	2009	2008
Finished goods	$394,272	$112,176
Work in progress	148,815	-
Raw materials	3,070	-
Advance deposits	99,253	230,150
	$645,410	$342,326

The Company prepays various suppliers for inventory.  The deposits paid in advance are included as a component of the Company's inventory.

7.             DEBT

Long-term debt consists of the following:

	December 31,
	2009	2008
Mortgage payable, interest at 10%, monthly payment	$162,217	$-
of $2,200, due June 2011, collaterized
by a building and the personal guarantee
of a shareholder (1)

Automobile loans, interest at 0 - 5.9%, monthly payments	51,356	-
of $2,028, due December 2010 through December 2013

Automobile loan, interest at 14%, monthly payment	13,590	-
of $1,224 due November 2010

Automobile loan, interest at 5%, monthly payment	4,689	-
of $469 due October 2010

Loan payable, interest free, due upon demand	6,956	-
	238,808	-
Less current portion	211,245	-
	$27,563	$-

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The following table shows the maturities by year of the total amount of long-term debt as of December 31, 2009:

Year Ending December 31,
2010	211,245
2011	21,810
2012	3,285
2013	2,468
$238,808

(1) The mortgage is currently in default.  No payments of principal or interest have been made since May 2008.  The terms of the mortgage state if the mortgage is not paid, the balance shall be immediately due and payable and the mortgage may be foreclosed.  As of the date of this report, no demand by the lender for payment or any foreclosure action has been taken.

8.             ACCRUED EXPENSES

	December 31,
	2009	2008
Professional fees	$58,659	$-
Salaries	36,166	-
Taxes payable	62,197	-
Warranty	18,434	-
Other	45,326	18,179
	$220,782	$18,179

9.             COMMON STOCK

The Company is authorized to issue 100,000,000 shares of $.001 par value common stock of which 93,638,511 shares are outstanding as of December 31, 2009.

10.           INCOME TAXES

The Company adopted the provisions of FASB ASC 740, "Income Taxes", ("ASC 740") on January 1, 2008.  As a result of the implementation of ASC 740, the Company recognized no adjustment in the net liabilities or equity for unrecognized income tax benefits.  The Company believes there are no potential uncertain tax positions and all tax returns are correct as filed.  Should the Company recognize a liability for uncertain tax positions, the Company will separately recognize the liability for uncertain tax positions on its balance sheet.  Included in any liability for uncertain tax positions, the Company will setup a liability for interest and penalties.  The Company policy is to recognize interest and penalties related to uncertain tax positions as a component at the current provision for income taxes.

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The provision for income taxes consists of the following:

	For the Years Ended
	December 31,
	2009	2008
Current:
Federal:	$-	$4,711
Foreign:	18,346	24,714
	18,346	29,425
Deferred:
Federal:	-	-
Foreign:	-	-
	-	-
	$18,346	$29,425

A reconciliation of taxes on income computed at the federal stated rate to amounts provided:

	For the Years Ended
	December 31,
	2009	2008
Tax computed at the federal stated
rate of 34%:	$(53,343)	$52,552
Increase (decease) in taxes resulting from:
Different tax rates and permanent
differences:	18,346	(23,127)
Unused net operating losses	53,343	-
	$18,346	$29,425

The Company files income tax returns in all jurisdictions in which it has reason to believe it is subject to tax.  The Company is subject to examination by various taxing jurisdictions.  To date, none of these examinations has resulted in any material additional tax.  Nonetheless, any tax jurisdiction may contend that a filing position claimed by the Company regarding one or more of its transactions is contrary to that jurisdictions laws or regulations.  Significant judgment is required in determining the worldwide provisions for income taxes.  In the ordinary course of business of a global business, the ultimate tax outcome is uncertain for many transactions.  It is the Company’s policy to establish provisions for taxes that may become payable in future years as a result of an examination by tax authorities.  The Company establishes the provisions based upon management’s assessment of exposure associated with permanent tax differences and tax credits applied to temporary difference adjustments.  The tax provisions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments to those provisions.

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Components of deferred income tax assets are as follows:

	December 31,
	2009	2008
	Tax Effect
Deferred Tax Asset - Current
Foreign net operating loss carryforward	$31,000	$-
U.S. net operating loss carryforward	82,000	58,000
Valuation allowance	(113,000)	(58,000)
	$-	$-

As of December 31, 2009, the Company recorded a deferred tax asset with a foreign net operating loss ("NOL") carryforward of approximately $205,000 and U.S. net operating loss carryforward of approximately $240,000 that was fully offset by a valuation allowance due to the determination that it was more than likely that the Company would be unable to utilize those benefits in the foreseeable future.  The Company's foreign NOL expires in 2015 and the U.S. NOL expires in 2025.

Section 382 of the U.S. Internal Revenue Code imposes an annual limitation on the availability of NOL carryforwards to offset taxable income when an ownership change occurs.  The Company's reverse recapitalization meets the definition of an ownership change and some of the NOL's will be limited.

11.           RELATED PARTY TRANSACTIONS

a)
A stockholder of the Company advanced the Company $5,125 during the year ended December 31, 2008 and $24,600 during the year ended December 31, 2009.  The advance is interest free and due on demand.  No payments have been made against the advance and the amount due the related party is $29,725 and $5,125 at December 31, 2009 and 2008, respectively.

b)
In connection with the contribution of a building to the Company by a shareholder, the Company is obligated to reimburse the shareholder for payments made by the shareholder in connection with the building.  The note to the shareholder bears interest of 5% per anum and is due upon demand.  As of December 31, 2009, the amount due the shareholder was $88,223.

c)
On May 1, 2009, a subsidiary of the Company entered into an investment consulting agreement with Alpha Limited, a company owned by a major shareholder of the Company.  The subsidiary paid Alpha Limited $50,000 in consulting fees during the year ended December 31, 2009.

12.           BUSINESS SEGMENT INFORMATION

FASB ASC 280-10-10 "Segment Reporting" ("ASC 280-10-10"), established standards for reporting information about operating segments.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by management.  The Company is organized by geographical area and industry segment.

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The following financial information relating to the Company's business segments:

	2009	2008
Net sales by geographic areas:
United States	$471,764	$542,750
Europe	745,796	1,126,080
	$1,217,560	$1,668,830
Net sales by industry segment:
Electronic components	$745,796	$1,126,080
Art work and jewelry	150,892	191,119
Construction	273,539	271,631
Other	47,333	80,000
	$1,217,560	$1,668,830

	2009	2008
(Loss) income from operations:
Electronic components	$(106,811)	$148,423
Artwork and jewelry	(6,262)	2,076
Construction	(39,023)	(12,366)
Other	(2,453)	20,512
	$(154,549)	$158,645
Capital Expenditures:
Electronic components	$-	$90,856
Artwork and jewelry	17,093	-
Construction	-	5,099
Other	-	1,780
	$17,093	$97,735
Depreciation and Amortization:
Electronic components	$37	$57
Artwork and jewelry	6,485	1,248
Construction	8,471	4,470
Other	356	71
	$15,349	$5,846

Total Assets:
United States	$1,222,606	$54,160
Europe	2,528,461	683,655
	$3,751,067	$737,815

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

13.           COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various office and warehouse facilities.  The leases contain no escalation or capital improvement funding provisions.  Two of the leases are to related parties.  The terms of the leases vary with various leases on a month to month basis or long-term basis.  Some leases contain terms as to when notices are needed to terminate the leases by either lessor or lessee.

Future minimum lease payments for operating leases are approximately as follows:

Year Ending
December 31,
2010	$51,975
2011	-
Thereafter	-
$51,975

Rent expense was $34,576 and $62,352 for the years ended December 31, 2009 and 2008, respectively.

14.           SUBSEQUENT EVENTS

In February 2010, the Company entered into three Letters of Intent to purchase the outstanding common stock of Technostroy, LTD ("Technostroy"), Tatnefteprovodstroy, OJSC ("Tatnefteprovodstroy"), and Xerxis Consulting, LLC ("Xerxis").  Under the terms of the Letters of Intent, the companies agree to negotiate the purchase of the outstanding shares and details the conditions for the mutual exchange of information.  The Company expects the due diligence process will take approximately three months.

Technostroy is a construction and logistics company located in the Romanian Federation.  Tatnefteprovodstroy is a company located in the Russian Federation that constructs oil, gas and product pipelines with completed projects in the Russian Federation, China, Kuwait, Iraq and France.  Xerxis formerly known as Rademacher Consulting GmbH, is a skilled labor, temporary employment agency.  Xerxis recently relocated its headquarters to Orlando, Florida, and has a database of over 1,000 skilled workers.

Subsequent events have been reviewed through April 2, 2010.

ROYAL STYLE DESIGN, INC.

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

JUNE 30, 2010

ROYAL STYLE DESIGN, INC.

INDEX

Page

Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009 (unaudited)	60

Consolidated Statement of Operations for the Six Months
Ended June 30, 2010 and 2009 (unaudited)	61

Consolidated Statement of Stockholders' Equity for the Six Months
Ended June 30, 2009 (unaudited)	62

Consolidated Statement of Cash Flows for the Six Months
Ended June 30, 2010 and 2009 (unaudited)	63-64

Notes to Unaudited Consolidated Financial Statements	65-74

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2010	2009
ASSETS

Current Assets:
Cash and cash equivalents	$274,562	$320,345
Accounts receivable-net of allowance of $9,000 and $39,000, respectively	1,202,515	1,172,253
Notes receivable - related parties	64,520	53,573
Inventories	642,964	645,410
Other current assets	51,007	148,604

Total Current Assets	2,235,568	2,340,185

Property and equipment-net	1,250,125	1,273,922
Goodwill	49,610	49,610
Other assets	109,542	87,350

Total Assets	$3,644,845	$3,751,067

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Current portion of long-term debt	$202,223	$211,245
Accounts payable	911,965	962,352
Accrued expenses	181,848	220,781
Customer advances	267,088	485,871
Due to related parties	164,706	117,948
Deferred revenue	50,000	52,667
Income taxes payable	26,650	2,273

Total Current Liabilities	1,804,480	2,053,137

Long-term Liabilities:
Long-term debt-less current portion above	35,958	27,563

Total Liabilities	1,840,438	2,080,700

Commitments & Contingencies	-	-

Stockholders' Equity:
Common Stock, $.001 par value; authorized 100,000,000 shares:
93,638,511 and 93,638,511 shares issued and outstanding at
June 30, 2010 and December 31, 2009, respectively	93,638	93,638
Additional paid-in capital	1,716,579	1,716,579
Retained earnings (deficit)	98,699	(97,668)
Accumulated other comprehensive loss	(104,509)	(42,182)

Total Stockholders' Equity	1,804,407	1,670,367

Total Liabilities and
Stockholders' Equity	$3,644,845	$3,751,067

See notes to unaudited consolidated financial statements

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2010	2009	2010	2009
Net sales:
Revenue	$2,895,209	$602,020	$1,523,309	$390,465

Cost and expenses:
Cost of sales	1,912,254	369,902	969,802	250,454
General and administrative	735,910	341,672	394,111	122,377
	2,648,164	711,574	1,363,913	372,831

Income (loss) from operations	247,045	(109,554)	159,396	17,634

Other income (expense):
Other income	10,809	-	801	-
Interest expense	(11,218)	(2,000)	(5,067)	(937)
	(409)	(2,000)	(4,266)	(937)

Earnings (loss) earnings before provision for income taxes	246,636	(111,554)	155,130	16,697

Provision for income taxes	50,269	13,232	23,078	15,760

Net earnings (loss)	$196,367	$(124,786)	$132,052	$937

Earnings (loss) earnings per common share - basic and diluted	$0.00	$0.00	$0.00	$0.00

Weighted average number of common shares
outstanding - basic and diluted	93,638,511	86,235,800	93,638,511	86,235,800

See notes to unaudited consolidated financial statements

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)

			Additional	Retained	Accumulated
	Common Stock		Paid-in	Earnings	Other Comprehensive	Comprehensive
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Income (Loss)	Total

Balance, January 1, 2009	86,235,800	$86,235	$(72,886)	$242,914	$(34,942)		$221,321

Assets contributed by shareholders			728,815				728,815

Effect of reverse acquisition	6,500,000	6,500	158,842	(165,342)			-

Foreign currency adjustment					(7,240)	$(7,240)	(7,240)

Issuance of common stock for acquisitions	902,711	903	901,808		-	-	902,711

Net (loss)				(175,240)		(175,240)	(175,240)

Comprehensive loss						$(182,480)

Balance, December 31, 2009	93,638,511	93,638	1,716,579	(97,668)	(42,182)		1,670,367

Foreign currency adjustment					(62,327)	$(62,327)	(62,327)

Net income				196,367		196,367	196,367

Comprehensive income						$134,040

Balance, June 30, 2010	93,638,511	$93,638	$1,716,579	$98,699	$(104,509)		$1,804,407

See notes to unaudited consolidated financial statements

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
	For the Six Months Ended
	June 30,
	2010	2009
Cash flows from operating activities:
Net (loss) earnings	$196,367	$(124,786)
Adjustments to reconcile net (loss) earnings to net cash
provided by operating activities:
Depreciation and amortization	47,290	5,700
Changes in operating assets and liabilities	(220,094)	167,446

Net cash (used in) provided by operating activities	23,563	48,360

Cash flows from investing activities:
Advances on note receivable	(10,947)	-
Purchase of property and equipment	(85,990)	(20,677)

Net cash (used in) investing activities	(96,937)	(20,677)

Cash flows from financing activities:
Payments on debt	(27,392)	-
Proceeds from loans	26,765	12,092
Proceeds from advances from related party	69,062	26,200
Repayments to related party	(22,304)	-

Net cash provided by financing activities	46,131	38,292

Effect of exchange rate changes on cash	(18,540)	-

Net increase (decrease) in cash and cash equivalents	(45,783)	65,975

Cash and cash equivalents-beginning of period	320,345	19,581

Cash and cash equivalents-end of period	$274,562	$85,556

See notes to unaudited consolidated financial statements

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
Continued
	For the Six Months Ended
	June 30,
	2010	2009
Supplementary Information:
Cash paid during the year for:
Interest	$14,292	$2,000
Income taxes	$25,892	$-

Changes in operating assets and liabilities consist of:
(Increase) decrease in accounts receivable	$(106,152)	$117,957
Decrease in inventory	2,446	153,096
Decrease in other current assets	97,597	3,150
(Increase) in other assets	(22,192)	(1,781)
(Decrease) in accounts payable and accrued expenses	(12,320)	(157,444)
Increase (decrease) in customer advances	(201,183)	51,810
(Decrease) in deferred revenue	(2,667)	-
Increase in income tax payable	24,377	658

	$(220,094)	$167,446

See notes to unaudited consolidated financial statements

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated balance sheet as of June 30, 2010 and the consolidated statements of operations, stockholders' equity and cash flows for the periods presented have been prepared by Royal Style Design, Inc. (the "Company" or "RSD") and are unaudited.  In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position, results of operations, changes in stockholders' equity and cash flows for all periods presented have been made.  The information for the consolidated balance sheet as of December 31, 2009 were derived from audited financial statements.

Organization

Royal Style Design, Inc. (the “Company” or “Royal Style Design”) operates primarily in four industries in two geographical areas - the United States and Europe.  The Company is engaged in custom construction activities in Germany and as a wholesale distributor of electronic components in Russia, and is engaged in similar custom construction activities for the design and installation of stonework and cabinet making and millwork in commercial construction projects and custom design homes and in the retail sale of high-end contemporary works of art and jewelry in the United States.  The U.S. operations also separately provide business consulting services to small private companies.  Sales are predominantly in the United States, Russia and Germany.

Basis of Presentation

On November 20, 2009, Royal Style Design entered into a Share Exchange Agreement ("Agreement") with the stockholders of Diversified Global Holdings, Inc. a Delaware corporation, ("DGH"), providing for the acquisition by Royal Style Design of 100% of all the outstanding shares of common stock of DGH.  In connection with the agreement, as of November 20, 2009, Royal Style Design issued 86,235,800 shares of its common stock to the stockholders of DGH.  The issuance of these 86,235,800 shares effectively gave control of Royal Style Design to the stockholders of DGH.

For accounting purposes only, the transaction was treated as a recapitalization of DGH, as of November 20, 2009, with DGH as the acquirer.  The financial statements prior to November 20, 2009 are those of DGH and reflect the assets and liabilities of DGH at historical carrying amounts. The financial statements show a retroactive restatement of DGH's historical stockholders' equity to reflect the equivalent number of shares issued to DGH.

On July 1, 2009, the Financial Accounting Standards Board ("FASB") established Accounting Standards Codification ("ASC") as the primary source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities.  Although the establishment of the ASC did not change current GAAP, it did change the way we refer to GAAP throughout this document to reflect the updated referencing convention.

Reporting and Functional Currency

The Company has determined that the United States dollar (“USD”) is the reporting currency for the purposes of financial reporting under United States Generally Accepted Accounting Principles.

The local currency and the functional currency of the foreign subsidiaries of the Company is the Russian Ruble (“RUR”) and European Euro ("Euro").

ROYAL STYLE DESIGN INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010

Any conversion of RUR and Euro amounts to USD should not be construed as a representation that such RUR and Euro amounts have been, could be, or will in the future be converted into USD at the current exchange rate or at any other exchange rate.

Recent Accounting Pronouncements

The Company’s significant accounting policies are summarized in Note 1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.  There were no significant changes to these accounting policies during the six months ended June 30, 2010 and the Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

2.	EARNINGS PER SHARE

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the specified period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares and potential common shares during the specified period. For the period ended June 30, 2010 and 2009, there were no potential shares outstanding.

3.	ACQUISITIONS

Effective December 31, 2009, the Company entered into three Exchange and Acquisition Agreements (the “Agreements”) for the acquisition of three companies: Fregat Ltd., a limited company formed under the laws of Russia (“Fregat”), for the acquisition of which the Company issued 203,698 shares of its common stock to the owner of all of the outstanding ownership interests in Fregat; Bauelemente Kuhn GmbH, a limited liability company formed under the laws of Germany (“Kuhn”), for the acquisition of which the Company issued 63,233 shares of its common stock to the owner of all of the outstanding ownership interests in Kuhn; and Kuechen Schilling GmbH, a limited liability company formed under the laws of Germany (“Schilling”), for the acquisition of which the Company issued 635,780 shares of its common stock to the owner of all of the outstanding ownership interests in Schilling.  In connection with the Agreements, as of December 31, 2009, the Company issued an aggregate of 902,711 shares of its common stock to the owners of the three companies the Company acquired.

Each of the agreements entered into with the three companies acquired on December 31, 2009, provides the former owners to require the Company to initiate the regulatory filing process for clearance by the Securities and Exchange Commission, to register the shares received by the former owners, subject to the Company's Board approval, and for the right of each former owner to repurchase ownership of the subsidiary they sold to the Company at any time in the first year following the closing date, by such former owner paying the Company the value of that subsidiary, as such value is determined by the Company's Board of Directors.

The aggregate purchase price was $902,711, the fair value of the common stock issued.  The results of operations of the three companies acquired will be included in the consolidated financial statements beginning January 1, 2010.  The following table presents the preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on their fair values.

ROYAL STYLE DESIGN INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010

At December 31, 2009

Purchase price:
Common stock issued	$902,711
Total consideration		$902,711

Allocation of purchase price:
Cash		121,592
Accounts receivable		1,043,268
Notes receivable - related parties		53,573
Inventories		389,589
Other current assets		84,733
Property, plant and equipment		120,517
Other assets		86,925
Goodwill		49,610

Total Assets Acquired		1,949,807

Current portion of long-term debt		25,234
Accounts payable		500,358
Accrued expenses		135,733
Customer advances		385,771

Total Liabilities Assumed		1,047,096

Net Assets Acquired		$902,711

The acquisitions have been accounted for using the purchase method of accounting, and accordingly, the results of operations of Fregat, Kuhn and Schilling will be included in the Company's consolidated financial statements from January 1, 2010.

The following unaudited pro forma summary of results of operations assume Fregat, Kuhn and Schilling had been acquired as of January 1, 2009:

Six Months Ended
June 30,
2009
Net revenue	$3,055,136
Net loss	(118,403)
Earnings (loss) per share - diluted	(0.00)

The information above is not necessarily indicative of the results of operations if the acquisition had been consummated as of January 1, 2009.  Such information should not be construed as a representation of the future results of operations of the Company.

ROYAL STYLE DESIGN INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010

4.	FAIR VALUE MEASUREMENT

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the condensed consolidated financial statements on a recurring basis or on a nonrecurring basis during the reporting period.  The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date.  The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability.  The accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers are defined as follows:

Level 1 - Observable inputs such as quoted market prices in active markets

Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3 - Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions

As of June 30, 2010, the Company held certain financial assets that are measured at fair value on a recurring basis.  These consisted of cash and cash equivalents.  The fair values of the cash and cash equivalents is determined based on quoted market prices in public markets and is categorized as Level 1.   The Company does not have any financial assets measured at fair value on a recurring basis as Level 2 or Level 3 and there were no transfers in or out of Level 1, Level 2 or Level 3 during the six months ended June 30, 2010 and 2009.

The following table sets forth by level, within the fair value hierarchy, the Company’s financial assets accounted for at fair value on a recurring basis as of June 30, 2010 and December 31, 2009.

		Assets at Fair Value as of June 30, 2010 and
		December 31, 2009 Using

June 30, 2010	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$274,562	$274,562	$-	$-

December 31, 2009	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$320,345	$320,345	$-	$-

ROYAL STYLE DESIGN INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010

The Company has other financial instruments, such as receivables, accounts payable and other liabilities which have been excluded from the tables above.  Due to the short-term nature of these instruments, the carrying value of receivables, accounts payable and other liabilities approximate their fair values.  The Company did not have any other financial liabilities within the scope of the fair value disclosure requirements as of June 30, 2010.

Non-financial assets and liabilities, such as goodwill and long-lived assets, are accounted for at fair value on a nonrecurring basis.  These items are tested for impairment upon the occurrence of a triggering event or in the case of goodwill, on at least an annual basis.  As of June 30, 2010, there was no impairment to goodwill.  The Company's interim test on its long-lived assets indicated that the carrying value of its long-lived assets was recoverable and that no impairment existed as of the testing date.  There were no triggering events that occurred during the six months ended June 30, 2010 that would warrant interim impairment testing.

5.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the value assigned to the net intangible and other intangible assets with finite lives acquired in a business acquisition.  Effective January 1, 2009, acquisition related costs will be recognized separately from the acquisition in accordance with ASC 805, "Business Combinations".

The changes in the carrying value of goodwill for the six months ended June 30, 2010 is as follows:

Total

Balance, December 31, 2009	$49,610

Adjustments	-

Balance, June 30, 2010	$49,610

Nonfinancial assets and liabilities, such as goodwill and long-lived assets, are accounted for at fair value on a non recurring basis.  These items are tested for impairment on the occurrence of a triggering event or in the case of goodwill, on at least an annual basis.

6.	PROPERTY and EQUIPMENT

Property, plant and equipment consist of furniture and equipment used in the ordinary course of business and are recorded at cost less accumulated depreciation.

	June 30,	December 31,
	2010	2009

Machinery & equipment	$160,566	$48,430
Vehicles	147,052	147,052
Buildings and building improvements	1,022,093	1,113,268
Land	2,532	-
	1,332,243	1,308,750
Less: accumulated depreciation	82,118	34,828
	$1,250,125	$1,273,922

ROYAL STYLE DESIGN INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010

In November 2009, a shareholder of the Company contributed a building to the Company with a fair value of approximately $1 million in accordance with an appraisal performed by an independent third party, and related debt of approximately $271,000.

In June 2010, the Company sold a building in Kazan, Russia for approximately $95,000.  For the six months ended June 30, 2010, the Company recorded a gain on the sale of approximately $9,200, which is included in other income on the Company's consolidated statement of operations.  The proceeds from the sale are included in accounts receivable on the Company's consolidated balance sheet as of June 30, 2010.

Depreciation expense for the six months ended June 30, 2010 and 2009 was $47,290 and $5,700, respectively.

7.	NOTES RECEIVABLE - RELATED PARTIES

In connection with the acquisition of Kuhn, the Company has a receivable from a shareholder as of June 30, 2010 and December 31, 2009 in the amount of $64,520 and $53,573, respectively.  The note bears interest at 5% per anum and is due upon demand.  Interest income for the six months ended June 30, 2010 and 2009 was $1,620 and $-0-, respectively.

8.	INVENTORIES

As of June 30, 2010 and December 31, 2009, inventory consists of the following:

	June 30,	December 31,
	2010	2009
Finished goods	$356,437	$394,272
Work in progress	73,910	148,815
Raw materials	-	3,070
Advance deposits	212,617	99,253
	$642,964	$645,410

The Company prepays various suppliers for inventory.  The deposits paid in advance are included as a component of the Company's inventory.

ROYAL STYLE DESIGN INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010

9.	DEBT

Long-term debt consists of the following:

	June 30,	December 31,
	2010	2009
Mortgage payable, interest at 10% per anum, monthly payment	$162,217	$162,217
of $2,200, due June 2011, collaterized
by a building and the personal guarantee
of a shareholder (1)

Automobile loans, interest at 0 - 5.9% per anum, monthly payments	42,317	51,356
of $2,028, due December 2010 through December 2013

Automobile loan, interest at 14% per anum, monthly payment	5,279	13,590
of $1,224 due November 2010

Automobile loan, interest at 5% per anum, monthly payment	1,603	4,689
of $469 due October 2010

Loan payable, interest at 15% per anum, due November 2011	9,617	-

Loan payable, interest free, due upon demand	17,148	6,956
	238,181	238,808
Less current portion	202,223	211,245
	$35,958	$27,563

(1)The mortgage is currently in default.  No payments of principal have been made since May 2008 and current interest payments are past due.  The terms of the mortgage state if the mortgage is not paid, the balance shall be immediately due and payable and the mortgage may be foreclosed.  As of the date of this report, no demand by the lender for payment or any foreclosure action has been taken.

The following table shows the maturities by year of the total amount of long-term debt as of December 31, 2009:

Year Ending December 31,
2010	$201,001
2011	31,427
2012	3,285
2013	2,468
$238,181

ROYAL STYLE DESIGN INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010

Interest expense for the six months ended June 30, 2010 and 2009 was $9,345 and $2,000, respectively.

10.	ACCRUED EXPENSES

	June 30,	December 31,
	2010	2009
Professional fees	$37,375	$58,659
Salaries	37,702	36,166
Taxes payable	26,996	62,197
Warranty	15,852	18,434
Interest	22,690	25,764
Other	41,233	19,561
	$181,848	$220,781

11.	COMMON STOCK

The Company is authorized to issue 100,000,000 shares of $.001 par value common stock of which 93,638,511 shares are outstanding as of June 30, 2010.

On August 5, 2010, three major shareholders of the Company each contributed 13,000,000 shares owned by them (for a total of 39,000,000 shares) to the capital of the Company.  Following the acceptance of the 39,000,000 shares of common stock so reacquired by the Company as a contribution to capital by these three shareholders, under the Florida Business Corporation Act, such shares constituted authorized but unissued shares of common stock of the Company.

On August 5, 2010, the completed three acquisitions (see Note 16, "Subsequent Events") and issued 32,630,159 common shares of the Company in connection with these acquisitions.

As of August 5, 2010, there are currently 87,267,670 shares of common stock outstanding.

12.	INCOME TAXES

The Company adopted the provisions of FASB ASC 740, "Income Taxes", ("ASC 740") on January 1, 2008.  As a result of the implementation of ASC 740, the Company recognized no adjustment in the net liabilities or equity for unrecognized income tax benefits.  The Company believes there are no potential uncertain tax positions and all tax returns are correct as filed.  Should the Company recognize a liability for uncertain tax positions, the Company will separately recognize the liability for uncertain tax positions on its balance sheet.  Included in any liability for uncertain tax positions, the Company will setup a liability for interest and penalties.  The Company policy is to recognize interest and penalties related to uncertain tax positions as a component of the current provision for income taxes.

As of June 30, 2010, the Company recorded a deferred tax asset with a foreign net operating loss ("NOL") carryforward of approximately $68,000 and U.S. net operating loss carryforward of approximately $168,000 that was fully offset by a valuation allowance due to the determination that it was more than likely that the Company would be unable to utilize those benefits in the foreseeable future.  The Company's foreign NOL expires in 2015 and the U.S. NOL expires in 2025.

ROYAL STYLE DESIGN INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010

Section 382 of the U.S. Internal Revenue Code imposes an annual limitation on the availability of NOL carryforwards to offset taxable income when an ownership change occurs.  The Company's reverse recapitalization meets the definition of an ownership change and some of the NOL's will be limited.

13.	RELATED PARTY TRANSACTIONS

a)
A stockholder of the Company advanced the Company $29,725 during the years ended December 31, 2008 and 2009 and $69,062 during the six months ended June 30, 2010.  The advance is interest free and due on demand.  No payments have been made against the advance and the amount due the related party is $98,787 and $29,725 at June 30, 2010 and December 31, 2009, respectively.

b)
In connection with the contribution of a building to the Company by a shareholder, the Company is obligated to reimburse the shareholder for payments made by the shareholder in connection with the building.  The note to the shareholder bears interest of 5% per anum and is due upon demand.  As of June 30, 2010 and December 31, 2009, the amount due the shareholder was $65,619 and $88,223, respectively.  Interest expense for the six months ended June 30, 2010 and 2009 was $1,873 and $-0-, respectively.

14.	BUSINESS SEGMENT INFORMATION

FASB ASC 280-10-10 "Segment Reporting" ("ASC 280-10-10"), established standards for reporting information about operating segments.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by management.  The Company is organized by geographical area and industry segment.

The following financial information relating to the Company's business segments:

ROYAL STYLE DESIGN INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Net sales by geographic areas:
United States	$511,701	$269,763	$339,538	$145,428
Europe	2,383,508	332,257	1,183,771	245,037
	$2,895,209	$602,020	$1,523,309	$390,465
Net sales by industry segment:
Electronic components	$477,804	$332,257	$214,574	$245,037
Art work and jewelry	108,479	93,159	43,916	33,953
Construction	2,206,259	176,604	1,214,819	111,475
Other	102,667	-	50,000	-
	$2,895,209	$602,020	$1,523,309	$390,465
Income (loss) from operations:
Electronic components	$49,023	$(115,221)	$10,387	$17,634
Artwork and jewelry	15,435	4,735	9,195	515
Construction	188,063	15,025	155,708	9,122
Other	(5,476)	(14,093)	(15,894)	(9,637)
	$247,045	$(109,554)	$159,396	$17,634

Total Assets: (as at)	June 30, 2010	December 31, 2009
United States	$1,281,356	$1,222,606
Europe	$2,363,489	2,528,461
	$3,644,845	$3,751,067

15.	COMMITMENTS AND CONTINGENCIES

In February 2010 and April 2010, the Company entered into two letters of intent to purchase the outstanding common stock of Tatnefteprovodstroy, OJSC and up to 48% of the outstanding equity of Yachtsman Properties, LLC.  Under the terms of the Letters of Intent, the Company agreed to negotiate the purchase of the outstanding shares and detailed the conditions for the mutual exchange of information.  The due diligence process has expired and the Letters of Intent have been terminated.

16.	SUBSEQUENT EVENTS

On August 5, 2010, the Company completed the acquisitions to purchase 100% of the outstanding ownership interests of Technostroy, Ltd, ("Technostroy"), Xerxis Consulting LLC ("Xerxis") and OOO PSO Kazannefthiminvest Ltd ("KNHI").  The Company issued 344,944 shares of its common stock to Technostroy, 25,215 shares of its common stock to Xerxis and 32,260,000 shares of its common stock to KNHI.

Technostroy, a limited liability company formed under the laws of the Russian Federation, is a construction and logistics company.  Xerxis, formerly known as Rademacher Consulting GmbH, is a Florida limited liability company doing business as a skilled labor, temporary employment agency.  Xerxis recently relocated its headquarters in Orlando, Florida, and has a database of over 1,000 skilled workers.  KNHI, a limited liability company formed under the laws of the Russian Federation, is a construction company doing business within the Russian Federation.

Management has evaluated subsequent events through August 12, 2010 which is the date the financial statements were issued.

XERXIS CONSULTING LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

XERXIS CONSULTING LLC

INDEX

Page

Report from Independent Registered Public Accounting Firm	77

Balance Sheet as of December 31, 2009	78

Statement of Operations for the Year Ended
December 31, 2009	79

Statement of Member's Equity for the
Year Ended December 31, 2009	80

Statement of Cash Flows for the Year
Ended December 31, 2009	81

Notes to Financial Statements	82-87

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Xerxis Consulting, LLC
Orlando. Florida

We have audited the accompanying balance sheet of Xerxis Consulting, LLC (collectively, the “Company”) as of December 31, 2009, and the related statements of operations, member's equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Madsen & Associates, CPA’s Inc.
Madsen & Associates, CPA's Inc.

June 2, 2010

XERXIS CONSULTING L.L.C.
BALANCE SHEET
DECEMBER 31, 2009

December 31,
2009

ASSETS
Current Assets:
Cash	$28,677
Accounts receivable - less allowance for
doubtful accounts of -0-	10,078
Prepaid expenses	2,875
Other current assets	1,709
Total Current Assets	43,339

Property and equipment - net	7,750

Other assets	1,973

TOTAL ASSETS	$53,062

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:
Accrued expenses	4,003
Income taxes payable	21,438
Total Current Liabilities	25,441

Commitments and Contingencies	-

Member's Equity	27,621

TOTAL LIABILITIES AND MEMBER'S EQUITY	53,062

XERXIS CONSULTING L.L.C.
STATEMENT OF OPERATIONS

Year Ended
December 31,
2009
Revenues:
Net sales	$194,162

Costs and expenses:

General and administrative expenses	146,442
Selling expenses	19,840
166,282

Income from operations	27,880

Other income (expense):
Other income	334

Earnings before provision for
income taxes	28,214

Provision for income taxes	17,457

Net earnings	$10,757

XERXIS CONSULTING L.L.C.
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

			Accumulated
			Other
	Members'	Retained	Comprehensive
	Capital	Earnings	Income	Total

Balance, January 1, 2008	$-	$11,175	$-	$11,175

Net earnings		10,757		10,757

Currency translation adjustment			5,689	5,689

Balance, December 31, 2009	$-	$21,932	$5,689	$27,621

XERXIS CONSULTING L.L.C
STATEMENT OF CASH FLOWS

Year Ended
December 31,
2009
Cash flows from operating activities:
Net earnings	$10,757
Adjustments to reconcile net
earnings to net cash used in operating activities:
Depreciation	1,789
Changes in operating assets and liabilities:
Increase in accounts receivable	(1,351)
Increase in other current assets	(1,545)
Decrease in prepaid expenses	1,960
Increase in other assets	(142)
Increase in other current liabilities	2,528
Increase in income taxes payable	20,438

Net Cash Provided by Operating Activities	34,434

Cash flows from investing activities:
Capital expenditures	(7,340)

Effect of exchange rate changes on cash	(150)

Net increase in cash	26,944

Cash - beginning of year	1,733

Cash - end of year	$28,677

Supplementary information:
Cash paid during the period for:
Interest	$-
Income Taxes	$-

XERXIS CONSULTING LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Xerxis Consulting LLC (the “Company” or “Xerxis”), is a skilled labor, temporary employment agency with a database of over 1,000 skilled workers.  For the year ended December 31, 2009, the Company conducted its operations in the Republic of Germany as Rademacher Consulting GmbH.

In December 2009, Marcus Rademacher, the sole member of Rademacher Consulting, GmbH, acquired Schultz & Ott, LLC, a United States entity.  In January 2010, Schultz & Ott, LLC changed its name to Xerxis Consulting LLC and began operations in the United States.  Rademacher Consulting GmbH transferred all its existing contracts to Xerxis and all world-wide operations in 2010 are operated under Xerxis Consulting LLC, a Florida limited liability company.

Basis of Presentation

On July 1, 2009, the Financial Accounting Standards Board ("FASB") established Accounting Standards Codification ("ASC") as the primary source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities.  Although the establishment of the ASC did not change current GAAP, it did change the way we refer to GAAP throughout this document to reflect the updated referencing convention.

Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used in determining such items as costs to complete performance contracts, income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances.  Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the ASC 605, "Revenue Recognition".

Revenue from consulting services are recognized when earned.  Consulting services received in advance are amortized over the life of the contract.  Unearned consulting services are recorded as deferred revenues on the Company's balance sheet.

Cash and Cash Equivalents

Cash and cash equivalents include cash deposited in checking accounts, overnight repurchase agreements and money market funds with maturities of 90 days or less when purchased.  The cash balances are held at a few institutions and may, at times, exceed insurable amounts.  The Company believes it mitigates this risk by depositing cash in major financial institutions.

Accounts Receivables

Accounts receivables are recorded after consulting services are performed and are presented in the balance sheet net of allowances for doubtful accounts.  Accounts receivables are written off when they are determined to be uncollectible.  The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic condition in the industry, and the financial ability of its customers.  For the year ended December 31, 2009, the Company established no reserves.

During the year ended December 31, 2009, the Company recorded no bad debt expense.

Depreciation

Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Depreciable
Asset	Lives
Machinery and equipment	5 years

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.  Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent they believe these assets will more-likely-than-not be realized.  In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.  In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

The Company accounts for income taxes in accordance with the I Income Tax Law of the Republic of Germany at a rate of 15%.

Evaluation of Long-Lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in ASC 360-15-35.  If the carrying value of the long-lived asset exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company's cash and cash equivalents are concentrated primarily in one bank in Germany.  At times, such deposits could be in excess of insured limits.  Management believes that the financial institution that holds the Company financial instrument is financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

The Company grants credit to customers based on an evaluation of the customer’s financial condition, without requiring collateral.  Exposure to losses on receivables is principally dependent on each customer’s financial condition.  The Company controls its exposure to credit risk due to normally dealing with the same companies.

The Company is also subject to the risk of currency fluctuations that may affect the prices paid for goods and the amounts received for revenue.

Fair Value Measurements

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the condensed consolidated financial statements on a recurring basis or on a nonrecurring basis during the reporting period.  The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date.  The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability.  The accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers are defined as follows:

Level 1 -  Observable inputs such as quoted market prices in active markets

Level 2 -  Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3 -  Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions

As of December 31, 2009, the Company held certain financial assets that are measured at fair value on a recurring basis.  These consisted of cash and cash equivalents.  The fair values of the cash and cash equivalents is determined based on quoted market prices in public markets and is categorized as Level 1.   The Company does not have any financial assets measured at fair value on a recurring basis as Level 2 or Level 3 and there were no transfers in or out of Level 2 or Level 3 during the year ended December 31, 2009.

The following table sets forth by level, within the fair value hierarchy, the Company’s financial assets accounted for at fair value on a recurring basis as of December 31, 2009.

		Assets at Fair Value as of December 31, 2009 Using
December 31, 2009	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$28,677	$28,677	$-	$-

The Company has other financial instruments, such as receivables, accounts payable and other liabilities which have been excluded from the tables above.  Due to the short-term nature of these instruments, the carrying value of receivables, accounts payable and other liabilities approximate their fair values.  The Company did not have any other financial liabilities within the scope of the fair value disclosure requirements as of December 31, 2009.

Foreign Currency Translation

The functional currency for foreign operations is the local currency and the United States dollar is the reporting currency.

Assets and liabilities of foreign operations are translated at exchange rates as of the balance sheet date, and income, expense and cash flow items are translated at the average exchange rate for the applicable period.  Translation adjustments are recorded in other comprehensive income (loss).

New Financial Accounting Standards

During 2009, the Company adopted the revised accounting guidance related to business combinations.  This guidance requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the literature.  In accordance with this guidance, acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred.  That replaces the cost-allocation process detailed in previous accounting literature, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values.  The Company implemented this new guidance effective January 1, 2009.

During 2009, the Company implemented an update to the accounting guidance related to earnings per share.  In accordance with this accounting guidance, unvested share-based payment awards with rights to dividends are participating securities and shall be included in the computation of basic earnings per share.  The Company adopted this guidance effective January 1, 2009.  This implementation did not have a material impact on prior periods presented.

The FASB has published a update to the accounting guidance on fair value measurements and disclosures as it relates to investments in certain entities that calculate net asset value per share (or its equivalent).  This accounting guidance permits a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent).  This update also requires new disclosures, by major category of investments, about the attributes of investments included within the scope of this amendment to the Codification.  The guidance in this update is effective for interim and annual periods ending after December 15, 2009.  The Company does not expect the adoption of this standard to have a material impact on the Company's results of operations, financial condition or cash flows.

2.	PROPERTY and EQUIPMENT

Property, plant and equipment consist of furniture and equipment used in the ordinary course of business and are recorded at cost less accumulated depreciation.

December 31,
2009

Machinery & equipment	$10,155
Less: accumulated depreciation	2,405
$7,750

Depreciation expense for the year ended December 31, 2009 was $1,789.

3.	ACCRUED EXPENSES

December 31,
2009
Professional fees	$4,003
Other	-
$4,003

4.           INCOME TAXES

The Company adopted the provisions of FASB ASC 740, "Income Taxes", ("ASC 740") on January 1, 2008.  As a result of the implementation of ASC 740, the Company recognized no adjustment in the net liabilities or equity for unrecognized income tax benefits.  The Company believes there are no potential uncertain tax positions and all tax returns are correct as filed.  Should the Company recognize a liability for uncertain tax positions, the Company will separately recognize the liability for uncertain tax positions on its balance sheet.  Included in any liability for uncertain tax positions, the Company will record a liability for interest and penalties.  The Company policy is to recognize interest and penalties related to uncertain tax positions as a component of the current provision for income taxes.

The provision for income taxes consists of the following:

For the Year Ended
December 31,
2009
Current:
Federal:	$-
Foreign:	17,457
17,457
Deferred:
Federal:	-
Foreign:	-
-
$17,457

A reconciliation of taxes on income computed at the federal stated rate to amounts provided:

For the Year Ended
December 31,
2009
Tax computed at the federal stated
rate of 34%:	$9,593
Increase (decease) in taxes resulting from:
Different tax rates and permanent
differences:	7,864
$17,457

The Company files income tax returns in all jurisdictions in which it has reason to believe it is subject to tax.  The Company is subject to examination by various taxing jurisdictions.  To date, none of these examinations has resulted in any material additional tax.  Nonetheless, any tax jurisdiction may contend that a filing position claimed by the Company regarding one or more of its transactions is contrary to that jurisdictions laws or regulations.  Significant judgment is required in determining the worldwide provisions for income taxes.  In the ordinary course of business of a global business, the ultimate tax outcome is uncertain for many transactions.  It is the Company’s policy to establish provisions for taxes that may become payable in future years as a result of an examination by tax authorities.  The Company establishes the provisions based upon management’s assessment of exposure associated with permanent tax differences and tax credits applied to temporary difference adjustments.  The tax provisions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments to those provisions.

5.           COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office facilities.  The lease contains no escalation or capital improvement funding provisions.  The Company leases 540 square feet of office space with the lease expiring in August 2010. This lease requires the Company to pay certain executory costs (such as maintenance and insurance).  The company does not plan on renewing the lease.

Future minimum lease payments for operating leases are approximately as follows:

Year Ending
December 31,
2010	$4,485
2011	-
Thereafter	-
$4,485

Rent expense was $5,670 for the year ended December 31, 2009.

6.      SUBSEQUENT EVENTS

In February 2010, the Company entered into a Letter of Intent with Royal Style Design, Inc.  Under the terms of the Letter of Intent, Xerxis agrees to negotiate the purchase of its outstanding shares by Royal Style Design, Inc. and details the conditions for the mutual exchange of information.  Xerxis expects the due diligence process will take approximately four months.

Subsequent events have been reviewed through June 3, 2010, which is the date that these financial statements were filed.

XERXIS CONSULTING LLC

FINANCIAL STATEMENTS

JUNE 30, 2010

XERXIS CONSULTING LLC

INDEX

Page

Balance Sheet as of June 30, 2010	90

Statement of Operations for the Six Months Ended
June 30, 2010	91

Statement of Member's Equity for the
Period Ended June 30, 2010	92

Statement of Cash Flows for the Six Months Ended
June 30, 2010	93

Notes to Unaudited Financial Statements	94

XERXIS CONSULTING L.L.C.
BALANCE SHEET
(Unaudited)

June 30
2010
ASSETS
Current Assets:
Cash	$66,613
Accounts receivable - less allowance for
doubtful accounts of -0-	23,741
Total Current Assets	90,354

TOTAL ASSETS	$90,354

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:
Accrued expenses	1,800

Commitments and Contingencies	-

Member's Equity	88,554

TOTAL LIABILITIES AND MEMBER'S EQUITY	$90,354

XERXIS CONSULTING L.L.C.
STATEMENT OF OPERATIONS
(Unaudited)

Six Months Ended
June 30,
2010
Revenues:
Net sales	$100,063

Costs and expenses:
General and administrative expenses	11,509

Income from operations	88,554

Other income (expense):
Other income	-

Earnings before provision for
income taxes	88,554

Provision for income taxes	-

Net earnings	$88,554

XERXIS CONSULTING L.L.C.
STATEMENT OF MEMBER'S EQUITY
(Unaudited)

			Accumulated
			Other
	Members'	Retained	Comprehensive	Comprehensive
	Capital	Earnings	Income	Income	Total

Balance, January 1, 2008	$-	$11,175	$-		$11,175

Net earnings		10,757		$10,757

Currency translation adjustment			5,689	5,689

Comprehensive income				$16,446	16,446

Balance, December 31, 2009	-	21,932	5,689	-	27,621

Member withdrawals		(21,932)			(21,932)

Net earnings		88,554		$88,554	88,554

Currency translation adjustment			(5,689)	(5,689)	(5,689)
				$82,865
Comprehensive income

Balance, June 30, 2010	-	$88,554	$-		$88,554

XERXIS CONSULTING L.L.C
STATEMENT OF CASH FLOWS
(Unaudited)

Six Months
Ended
June 30, 2010
Cash flows from operating activities:
Net earnings	$88,554
Changes in operating assets and liabilities:
Increase in accounts receivable	(9,485)
Increase in other current assets	1,709
Decrease in prepaid expenses	2,875
Increase in other assets	1,973
Decrease in other current liabilities	(2,203)
Decrease in income taxes payable	(21,438)

Net Cash Provided by Operating Activities	61,985

Cash flows from investing activities:
Member withdrawals	(21,932)

Effect of exchange rate changes on cash	(2,117)

Net increase in cash	37,936

Cash - beginning of year	28,677

Cash - end of year	$66,613

Supplementary information:
Cash paid during the period for:
Interest	$-
Income Taxes	$-

XERXIS CONSULTING LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2010

1.            DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Xerxis Consulting LLC(the “Company” or “Xerxis”), is a skilled labor, temporary employment agency with a database of over 1,000 skilled workers.  For the year ended December 31, 2009, the Company conducted its operations in the Republic of Germany as Rademacher Consulting GmbH.

In December 2009, Marcus Rademacher, the sole member of Rademacher Consulting, GmbH, acquired Schultz & Ott, LLC, a United States entity.  In January 2010, Schultz & Ott, LLC changed its name to Xerxis Consulting LLC and began operations in the United States.  Rademacher Consulting GmbH transferred all its existing contracts to Xerxis and all world-wide operations in 2010 are operated under Xerxis Consulting LLC, a Florida limited liability company.

Basis of Presentation

On July 1, 2009, the Financial Accounting Standards Board ("FASB") established Accounting Standards Codification ("ASC") as the primary source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities.  Although the establishment of the ASC did not change current GAAP, it did change the way we refer to GAAP throughout this document to reflect the updated referencing convention.

2.            SUBSEQUENT EVENTS

Effective July 1, 2010, the Company entered into an Equity Exchange and Acquisition Agreement, dated as of June 25, 2010 (the “Agreement”), by and between the Company, Royal Style Design, Inc. and the owner of the Company.  The Agreement provides for the acquisition by Royal Style Design of 100% of the outstanding ownership interests in the Company, in exchange for 25,215 shares of Royal Style Design common stock.

Subsequent events have been evaluated through August 2, 2010, which is the date these financial statements were issued.

TECHNOSTROY, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

TECHNOSTROY, LTD.

INDEX

Page

Report from Independent Registered Public Accounting Firm	97

Balance Sheets as of December 31, 2009 and 2008	98

Statements of Operations for the Years Ended
December 31, 2009 and 2008	99

Statement of Stockholders' Equity for Each of the
Two Years in the Period Ended December 31, 2009	100

Statements of Cash Flows for the Years Ended
December 31, 2009 and 2008	101-102

Notes to Financial Statements	103-109

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Technostroy Ltd.
Kazan, Russia

We have audited the accompanying consolidated balance sheets of Technostroy Ltd. (collectively, the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity and cash flows for the two years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 and 2008 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Madsen & Associates, CPA’s Inc.
Madsen & Associates, CPA's Inc.

July 2, 2010

TECHNOSTROY LTD.
BALANCE SHEETS
	December 31,
	2009	2008
ASSETS

Current Assets:
Cash and cash equivalents	$199,890	$312,361
Accounts receivable-net of allowance of $-0- and $-0-, respectively	66,282	65,044
Inventories	11,611	8,637
Other current assets	137,839	11,320

Total Current Assets	415,622	397,362

Property and equipment-net	571,658	331,545

Total Assets	$987,280	$728,907

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$41,991	$15,824
Accrued expenses	19,478	17,911
Income taxes payable	5,913	9,120
Total Current Liabilities	67,382	42,855

Commitments & Contingencies	-	-

Stockholders' Equity:
Common Stock, $.0379 par value; authorized 10,000 shares:
10,000 and 10,000 shares issued and outstanding at
December 31, 2009 and 2008, respectively	379	379
Retained earnings	1,030,035	798,151
Accumulated other comprehensive loss	(110,516)	(112,478)

Total Stockholders' Equity	919,898	686,052

Total Liabilities and
Stockholders' Equity	$987,280	$728,907

TECHNOSTROY LTD.
STATEMENTS OF OPERATIONS

	For the years ended
	December 31,
	2009	2008
Net sales:
Revenue	$2,696,306	$6,264,119

Cost and expenses:
Cost of sales	2,243,020	5,287,845
General and administrative	171,908	171,063
	2,414,928	5,458,908

Income from operations	281,378	805,211

Provision for income taxes	49,494	189,002

Net earnings	$231,884	$616,209

Earnings per common share - basic and diluted	$23.19	$61.62

Weighted average number of common shares
outstanding - basic and diluted	10,000	10,000

TECHNOSTROY LTD.
STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

				Accumulated
	Common Stock		Retained	Other Comprehensive	Comprehensive
	Shares	Amount	Earnings	(Loss)	Income (Loss)	Total

Balance, January 1, 2008	10,000	$379	$181,942	$14,883		$197,204

Foreign currency adjustment				(127,361)	$(127,361)	(127,361)

Net earnings			616,209		616,209	616,209

Comprehensive income					$488,848

Balance, December 31, 2008	10,000	379	798,151	(112,478)		686,052

Foreign currency adjustment				1,962	$1,962	1,962

Net earnings			231,884		231,884	231,884

Comprehensive income					$233,846

Balance, December 31, 2009	10,000	$379	$1,030,035	$(110,516)		$919,898

STATEMENTS OF CASH FLOWS

	For the Years Ended,
	December 31,
	2009	2008
Cash flows from operating activities:
Net earnings	$231,884	$616,209
Adjustments to reconcile net earnings to net cash
provided by operating activities:
Depreciation and amortization	47,149	20,124
Changes in operating assets and
liabilities	(110,119)	(161,477)

Net cash provided by operating activities	168,914	474,856

Cash flows from investing activities:

Purchase of property, plant and equipment	(287,262)	(254,657)

Effect of exchange rate changes on cash	5,877	(21,394)

Net increase (decrease) in cash and cash equivalents	(112,471)	198,805

Cash and cash equivalents-beginning of year	312,361	113,556

Cash and cash equivalents-end of year	$199,890	$312,361

TECHNOSTROY LTD.
STATEMENTS OF CASH FLOWS
(Continued)

	For the Years Ended,
	December 31,
	2009	2008
Supplementary Information:
Cash paid during the year for:
Interest	$-	$-
Income taxes	$54,884	$157,859

Changes in operating assets and liabilities consist of:
(Increase) decrease in accounts receivable	$(5,153)	$(102,790)
(Increase) in inventory	(2,974)	(26,361)
Increase in prepaid expenses	(126,519)	(11,320)
Increase in accounts payable	26,167	(22,866)
Increase in accrued expenses	1,567	2,589
(Decrease) in income tax payable	(3,207)	(729)

Net cash provided by operating activities	$(110,119)	$(161,477)

TECHNOSTROY, LTD.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Technostroy, Ltd. (the “Company” or “Technostroy”) is a construction and logistics company located in the Russian Federation.  Revenue is predominantly within the Russian Federation.  The Company was granted a license in 2007 to perform various excavation work and the laying of electronic cables.  The license expires in 2012 and is subject to renewal.

Basis of Presentation

On July 1, 2009, the Financial Accounting Standards Board ("FASB") established Accounting Standards Codification ("ASC") as the primary source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities.  Although the establishment of the ASC did not change current GAAP, it did change the way we refer to GAAP throughout this document to reflect the updated referencing convention.

Reporting and Functional Currency

The Company has determined that the United States dollar ($) is the reporting currency for the purposes of financial reporting under US GAAP.

The local currency and the functional currency of the Company is the Russian Ruble (“RUR”).

Any conversion of RUR amounts to US dollars should not be construed as a representation that such RUR amounts have been, could be, or will in the future be converted into US dollars at the current exchange rate or at any other exchange rate.

Significant Accounting Policies

Economic and Political Risks

The Company faces a number of risks and challenges since their operations are in the Russian Federation, its primary market is in the Russian Federation, 100% of the Company's revenue is earned in the Russian Federation and 100% of the Company's assets are located in the Russian Federation.  Management cannot presently predict what future impact the political risk will have on the Company, if any, or how the political climate in the Russian Federation will affect the Company’s operations. Accordingly, events resulting from any change in the political climate could have a material effect on the Company.

Use of Estimates

The preparation of the financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used in determining such items as costs to complete performance contracts, income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances.  Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the ASC 605, "Revenue Recognition".  Revenue is recognized under the completed-contract method for completed work under ASC 605.  Under this method, revenue and costs from excavation work and the laying of electric cables will be recorded at the time of completion of active performance as outlined in each contract.  The execution of active performance must be agreed by the Company, the customer for whom the work is being performed and an outside third party inspector.  The third party inspector must concur the work has been performed in accordance with the specifications as provided in the contracts between the parties.

Cash and Cash Equivalents

Cash and cash equivalents include cash deposited in checking accounts, overnight repurchase agreements and money market funds with maturities of 90 days or less when purchased.  The cash balances are held at a few institutions and may, at times, exceed insurable amounts.  The Company believes it mitigates this risk by depositing cash in major financial institutions.

Accounts Receivables

Accounts receivables are recorded after active performance is confirmed between the Company and the customer and are presented in the balance sheet net of allowances for doubtful accounts.  Accounts receivables are written off when they are determined to be uncollectible.  The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic condition in the industry, and the financial ability of its customers.  For the years ended December 31, 2009 and 2008 the Company established a reserve for doubtful accounts of $-0- and $-0-, respectively.

During the years ended December 31, 2009 and 2008 the Company wrote off receivables in the amount of $-0- and $-0-, respectively.

Inventories

Inventories are stated at the lower of cost or market.

Depreciation

Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Depreciable
Asset	Lives
Vehicles	3 years
Machinery and equipment	5 - 7 years

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.  Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent they believe these assets will more-likely-than-not be realized.  In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.  In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

The Company accounts for income taxes in accordance with the Internal Income Tax Law of the Russian Federation. The Company was taxed at a rate of 24% in 2008 and 20% in 2009.

Evaluation of Long-Lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in ASC 360-15-35.  If the carrying value of the long-lived asset exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company's cash and cash equivalents are concentrated primarily in various banks in Russia.  At times, such deposits could be in excess of insured limits.  Management believes that the financial institution that holds the Company financial instrument is financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

The Company grants credit to customers based on an evaluation of the customer’s financial condition, without requiring collateral.  Exposure to losses on receivables is principally dependent on each customer’s financial condition.  The Company controls its exposure to credit risk due to normally dealing with the same contractors and receiving payment for materials prior to completion of the services.

The Company is also subject to the risk of currency fluctuations that may affect the prices paid for goods and the amounts received for revenue.

Earnings Per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the specified period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares and potential common shares during the specified period. For the years ended December 31, 2009 and 2008, there were no potential shares outstanding.

Fair Value of Financial Measurements

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the condensed consolidated financial statements on a recurring basis or on a nonrecurring basis during the reporting period.  The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date.  The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability.  The accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers are defined as follows:

Level 1 -  Observable inputs such as quoted market prices in active markets

Level 2 -  Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3 -  Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions

As of December 31, 2009, the Company held certain financial assets that are measured at fair value on a recurring basis.  These consisted of cash and cash equivalents.  The fair values of the cash and cash equivalents is determined based on quoted market prices in public markets and is categorized as Level 1.   The Company does not have any financial assets measured at fair value on a recurring basis as Level 2 or Level 3 and there were no transfers in or out of Level 1, Level 2 or Level 3 during the year ended December 31, 2009.

The following table sets forth by level, within the fair value hierarchy, the Company’s financial assets accounted for at fair value on a recurring basis as of December 31, 2009 and 2008.

		Assets at Fair Value as of December 31, 2009 and 2008 Using
December 31, 2009	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$199,890	$199,890	$-	$-

December 31, 2008	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$312,361	$312,361	$-	$-

The Company has other financial instruments, such as receivables, accounts payable and other liabilities which have been excluded from the tables above.  Due to the short-term nature of these instruments, the carrying value of receivables, accounts payable and other liabilities approximate their fair values.  The Company did not have any other financial liabilities within the scope of the fair value disclosure requirements as of December 31, 2009 and 2008.

Non-financial assets and liabilities, such as long-lived assets, are accounted for at fair value on a nonrecurring basis.  These items are tested for impairment upon the occurrence of a triggering event or in the case of goodwill, on at least an annual basis.  The Company's interim test on its long-lived assets indicated that the carrying value of its long-lived assets was recoverable and that no impairment existed as of the testing date.

Foreign Currency Translation

The functional currency for foreign operations is the local currency and the United States dollar is the reporting currency.

Assets and liabilities of foreign operations are translated at exchange rates as of the balance sheet date, and income, expense and cash flow items are translated at the average exchange rate for the applicable period.  Translation adjustments are recorded in other comprehensive income (loss).

New Financial Accounting Standards

During 2009, the Company adopted the revised accounting guidance related to business combinations.  This guidance requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the literature.  In accordance with this guidance, acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred.  That replaces the cost-allocation process detailed in previous accounting literature, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values.  The Company implemented this new guidance effective January 1, 2009.

During 2009, the Company implemented an update to the accounting guidance related to earnings per share.  In accordance with this accounting guidance, unvested share-based payment awards with rights to dividends are participating securities and shall be included in the computation of basic earnings per share.  The Company adopted this guidance effective January 1, 2009.  This implementation did not have a material impact on prior periods presented.

The FASB has published a update to the accounting guidance on fair value measurements and disclosures as it relates to investments in certain entities that calculate net asset value per share (or its equivalent).  This accounting guidance permits a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent).  This update also requires new disclosures, by major category of investments, about the attributes of investments included within the scope of this amendment to the Codification.  The guidance in this update is effective for interim and annual periods ending after December 15, 2009.  The Company does not expect the adoption of this standard to have a material impact on the Company's results of operations, financial condition or cash flows.

2.	PROPERTY and EQUIPMENT

Property, plant and equipment consist of furniture and equipment used in the ordinary course of business and are recorded at cost less accumulated depreciation.

	December 31,
	2009	2008

Machinery & equipment	$489,493	$267,239
Vehicles	153,047	88,039
	642,540	355,278
Less: accumulated depreciation	70,882	23,733
	$571,658	$331,545

Depreciation expense for the years ended December 31, 2009 and 2008 was $47,149 and $20,124, respectively.

3.	INVENTORIES

As of December 31, 2009 and 2008, inventory consists of raw materials and petrol.

4.	ACCRUED EXPENSES

	December 31,
	2009	2008
Salaries	$9,734	$8,202
Payroll taxes	9,347	9,300
Other	397	409
	$19,478	$17,911

5.           COMMON STOCK

The Company is authorized to issue 10,000 shares of $.0379 par value common stock of which 10,000 shares are outstanding as of December 31, 2009 and 2008.

6.           INCOME TAXES

The Company adopted the provisions of FASB ASC 740, "Income Taxes", ("ASC 740") on January 1, 2008.  As a result of the implementation of ASC 740, the Company recognized no adjustment in the net liabilities or equity for unrecognized income tax benefits.  The Company believes there are no potential uncertain tax positions and all tax returns are correct as filed.  Should the Company recognize a liability for uncertain tax positions, the Company will separately recognize the liability for uncertain tax positions on its balance sheet.  Included in any liability for uncertain tax positions, the Company will setup a liability for interest and penalties.  The Company policy is to recognize interest and penalties related to uncertain tax positions as a component of the current provision for income taxes.

The provision for income taxes consists of the following:

	For the Years Ended
	December 31,
	2009	2008
Current:
Federal:	$-	$-
Foreign:	49,494	189,002
	49,494	189,002
Deferred:
Federal:	$-	$-
Foreign:	-	-
	$49,494	$189,002

A reconciliation of taxes on income computed at the federal stated rate to amounts provided:

	For the Years Ended
	December 31,
	2009	2008
Tax computed at the federal stated
rate of 34%:	$95,669	$273,772
Increase (decease) in taxes resulting from:
Different tax rates and permanent
differences	(46,175)	(84,770)
	$49,494	$189,002

The Company files income tax returns in all jurisdictions in which it has reason to believe it is subject to tax.  The Company is subject to examination by various taxing jurisdictions.  To date, none of these examinations has resulted in any material additional tax.  Nonetheless, any tax jurisdiction may contend that a filing position claimed by the Company regarding one or more of its transactions is contrary to that jurisdictions laws or regulations.  Significant judgment is required in determining the worldwide provisions for income taxes.  In the ordinary course of business of a global business, the ultimate tax outcome is uncertain for many transactions.  It is the Company’s policy to establish provisions for taxes that may become payable in future years as a result of an examination by tax authorities.  The Company establishes the provisions based upon management’s assessment of exposure associated with permanent tax differences and tax credits applied to temporary difference adjustments.  The tax provisions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments to those provisions.

7.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2009 and 2008, the Company had activities with related companies in connection with purchases and subcontracting services.  The Company's reported results of operations, financial condition and cash flows would be different had such transactions been carried out amongst unrelated parties.  Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be affected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the relationships with such related companies is that the sole shareholder of the Company, also serves as a General Director of such related companies.

The details of the relationships for these related parties with whom the Company entered into significant transactions or had significant balances outstanding as of December 31, 2009 and 2008 are presented below:

	Year Ended December 31,
	2009	2008
Purchases and subcontracting
services	$110,067	$46,632

	December 31,
	2009	2008
Accounts Payable	$-	$170

8.           MAJOR CUSTOMERS

The Company had revenue from two customers in excess of ten percent of revenue in 2009.  The combined revenue of these two customers was $2,696,006 during the year ended December 31, 2009, representing 100% of total revenue.  In 2008, there were four customers in excess of ten percent of net revenue.  The combined revenue of these four customers was approximately $3,083,000 during the year ended December 31, 2008, representing 49.2% of total revenue.

9.           COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various office and warehouse facilities.  The lease contains no escalation or capital improvement funding provisions.  The lease terms are for one year and are renewable on an annual basis.

Future minimum lease payments for operating leases are approximately as follows:

Year Ending
December 31,
2010	$15,720
2011	-
Thereafter	-
$15,720

Rent expense was $14,980 and $19,447 for the years ended December 31, 2009 and 2008, respectively.

10.	SUBSEQUENT EVENTS

Effective July 1, 2010, the Company entered into an Equity Exchange and Acquisition Agreement, dated as of June 25, 2010 (the “Agreement”), by and between the Company, Royal Style Design, Inc., and the owner of the Company. The Agreement provides for the acquisition by Royal Style Design of 100% of the outstanding ownership interests in the Company, in exchange for 344,944 shares of Royal Style Design common stock.

Subsequent events have been evaluated through July 2, 2010, which is the date these financial statements were issued.

TECHNOSTROY, LTD.

FINANCIAL STATEMENTS

JUNE 30, 2010

TECHNOSTROY, LTD.

INDEX

Page

Balance Sheets as June 30, 2010	112

Statements of Operations for the Six Months Ended
June 30, 2010	113

Statement of Stockholders' Equity for the Period Ended
June 30, 2010	114

Statements of Cash Flows for the Six Months Ended
June 30, 2010	115-116

Notes to Unaudited Financial Statements	117

TECHNOSTROY LTD.
BALANCE SHEETS
(Unaudited)

June 30,
2010
ASSETS

Current Assets:
Cash and cash equivalents	$449,753
Accounts receivable-net of allowance of $-0-	24,636
Inventories	55,404

Total Current Assets	529,793

Property and equipment-net	502,373

Total Assets	$1,032,166

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$27,539
Income taxes payable	28,997

Total Current Liabilities	56,536

Commitments & Contingencies	-

Stockholders' Equity:
Common Stock, $.0379 par value; authorized 10,000 shares:
10,000 shares issued and outstanding at June 30, 2010	379
Retained earnings	1,146,025
Accumulated other comprehensive loss	(170,774)

Total Stockholders' Equity	975,630

Total Liabilities and
Stockholders' Equity	$1,032,166

TECHNOSTROY LTD.
STATEMENTS OF OPERATIONS
(Unaudited)

For the Six Months
Ended
June 30, 2010
Net sales:
Revenue	$1,117,898

Cost and expenses:
Cost of sales	904,538
General and administrative	68,373
972,911

Income from operations	144,987

Provision for income taxes	28,997

Net earnings	$115,990

Earnings per common share - basic and diluted	$11.60

Weighted average number of common shares
outstanding - basic and diluted	10,000

TECHNOSTROY LTD.
STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(Unaudited)

				Accumulated
	Common Stock		Retained	Other Comprehensive	Comprehensive
	Shares	Amount	Earnings	(Loss)	Income (Loss)	Total

Balance, January 1, 2008	10,000	$379	$181,942	$14,883		$197,204

Foreign currency adjustment				(127,361)	$(127,361)	(127,361)

Net earnings			616,209		616,209	616,209

Comprehensive income					$488,848

Balance, December 31, 2008	10,000	379	798,151	(112,478)		686,052

Foreign currency adjustment				1,962	$1,962	1,962

Net earnings			231,884		231,884	231,884

Comprehensive income					$233,846

Balance, December 31, 2009	10,000	379	1,030,035	(110,516)		919,898

Foreign currency adjustment				(60,258)	(60,258)	(60,258)

Net earnings			115,990		115,990	115,990
					$55,732
Comprehensive income	-	-	-	-		-

Balance, June 30, 2010	10,000	$379	$1,146,025	$(170,774)		$975,630

TECHNOSTROY LTD.
STATEMENTS OF CASH FLOWS
(Unaudited)

For the Six Months
Ended
June 30, 2010
Cash flows from operating activities:
Net earnings	$115,990
Adjustments to reconcile net earnings to net cash
provided by operating activities:
Depreciation and amortization	26,663
Changes in operating assets and
liabilities	110,344

Net cash provided by operating activities	252,997

Effect of exchange rate changes on cash	(3,134)

Net increase in cash and cash equivalents	249,863

Cash and cash equivalents-beginning of year	199,890

Cash and cash equivalents-end of year	$449,753

TECHNOSTROY LTD.
STATEMENTS OF CASH FLOWS
(Unaudited)
(Continued)

For the Six Months
Ended
June 30, 2010
Supplementary Information:
Cash paid during the year for:
Interest	$-
Income taxes	$5,900

Changes in operating assets and liabilities consist of:
(Increase) decrease in accounts receivable	$(2,334)
(Increase) in inventory	(33,793)
Decrease in prepaid expenses	137,839
(Decrease) in accounts payable	(14,452)
Increase in income tax payable	23,084

Net cash provided by operating activities	$110,344

TECHNOSTROY, LTD.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2010

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Technostroy, Ltd. (the “Company” or “Technostroy”) is a construction and logistics company located in the Russian Federation.  Revenue is predominantly within the Russian Federation.  The Company was granted a license in 2007 to perform various excavation work and the laying of electronic cables.  The license expires in 2012 and is subject to renewal.

Basis of Presentation

On July 1, 2009, the Financial Accounting Standards Board ("FASB") established Accounting Standards Codification ("ASC") as the primary source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities.  Although the establishment of the ASC did not change current GAAP, it did change the way we refer to GAAP throughout this document to reflect the updated referencing convention.

Reporting and Functional Currency

The Company has determined that the United States dollar ($) is the reporting currency for the purposes of financial reporting under US GAAP.

The local currency and the functional currency of the Company is the Russian Ruble (“RUR”).

Any conversion of RUR amounts to US dollars should not be construed as a representation that such RUR amounts have been, could be, or will in the future be converted into US dollars at the current exchange rate or at any other exchange rate.

2.	SUBSEQUENT EVENTS

Effective July 1, 2010, the Company entered into an Equity Exchange and Acquisition Agreement, dated as of June 25, 2010 (the “Agreement”), by and between the Company, Royal Style Design, Inc. and the owner of the Company.  The Agreement provides for the acquisition by Royal Style Design of 100% of the outstanding ownership interests in the Company, in exchange for 344,944 shares of Royal Style Design common stock.

Subsequent events have been evaluated through August 2, 2010, which is the date these financial statements were issued.

PSO "KAZANNEFTEHIMINVEST"

FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

PSO "KAZANNEFTEHIMINVEST"

INDEX

Page

Report from Independent Registered Public Accounting Firm	120

Balance Sheets as of December 31, 2009 and 2008	121

Statements of Operations for the Year Ended
December 31, 2009 and the period October 20, 2008 Date of
Formation) through December 31, 2008	122

Statement of Stockholders' Equity for Each of the
Two Years in the Period Ended December 31, 2009

Statements of Cash Flows for the Years Ended
December 31, 2009 and the period October 20, 2008 Date of
Formation) through December 31, 2008	123-124

Notes to Financial Statements	125-132

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
OOO PSO "Kazanneftehiminvest"
Kazan, Russia

We have audited the accompanying consolidated balance sheets of PSO "Kazanneftehiminvest"
(collectively, the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2009 and the period October 20, 2008 (Date of Formation) through December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 and 2008 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended December 31, 2009 and the period October 20, 2008 (Date of Formation) through December 31, 2008., in conformity with accounting principles generally accepted in the United States of America.

/s/ Madsen & Associates, CPA’s Inc.

Madsen & Associates, CPA's Inc.

July 2, 2010

PSO "KAZANNEFTEHIMINVEST"
BALANCE SHEETS
	December 31,
	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$379,487	$58
Accounts receivable-net of allowance of $-0- and $-0-, respectively	2,531,299	-
Due from related party	354,375	-
Inventories	12,149,691	-
Other current assets	31,689	3,283

Total Current Assets	15,446,541	3,341

Property and equipment-net	1,531,663	-
Total Assets	$16,978,204	$3,341
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$5,406,789	$-
Accrued expenses	39,365	1,538
Customer advances	8,342,737	-
Deferred income taxes payable	286,493	-

Total Current Liabilities	14,075,384	1,538
Long-term Liabilities:
Long-term debt-less current portion above	1,751,477	-
Total Liabilities	15,826,861	1,538
Commitments & Contingencies	-	-
Stockholders' Equity:
Common Stock, $.034 par value; authorized 10,000 shares:
10,000 and 10,000 shares issued and outstanding at
December 31, 2009 and 2008, respectively	340	340
Retained earnings (deficit)	1,096,836	(42)
Accumulated other comprehensive income	54,167	7
Total Stockholders' Equity	1,151,343	305

Total Liabilities and
Stockholders' Equity	$16,978,204	$1,843

PSO "KAZANNEFTEHIMINVEST"
STATEMENTS OF OPERATIONS

		For the period October 20, 2008
	For the year ended	(Date of Formation)
	December 31,	through December 31,
	2009	2008
Net sales:
Revenue	$4,263,454	$-

Cost and expenses:
Cost of sales	2,818,422	-
General and administrative	73,934	42
	2,892,356	42

Income (loss) income from operations	1,371,098	(42)

Provision for income taxes	274,220	-

Net earnings (loss)	$1,096,878	$(42)

Earnings (loss) per common share - basic and diluted	$109.69	$(0.00)

Weighted average number of common shares
outstanding - basic and diluted	10,000	10,000

PSO "KAZANNEFTEHIMINVEST"
STATEMENTS OF CASH FLOWS

		For the period October 20, 2008
	For the Year Ended	(Date of Formation)
	December 31,	through December 31,
	2009	2008
Cash flows from operating activities:
Net earnings (loss)	$1,096,878	$(42)
Adjustments to reconcile net earnings (loss) to net cash
provided by operating activities:
Depreciation and amortization	4,103	-
Changes in operating assets and Liabilities	(581,390)	(1,738)

Net cash provided by (used in) operating activities	519,591	(1,780)

Cash flows from investing activities:
Purchase of property and equipment	(1,535,766)	-

Cash flows from financing activities:
Proceeds from sale of common stock	-	340
Advances to related party	412,020	-
Proceeds from loan	1,749,979	1,498
Repayments from related party	(766,395)	-

Net cash provided by financing activities	1,395,604	1,838

Effect of exchange rate changes on cash	-	-

Net increase (decrease) in cash and cash equivalents	379,429	58

Cash and cash equivalents-beginning of year	58	-

Cash and cash equivalents-end of year	$379,487	$58

PSO "KAZANNEFTEHIMINVEST"
STATEMENTS OF CASH FLOWS
(Continued)

		For the period October 20, 2008
	For the Year Ended	(Date of Formation)
	December 31,	through December 31,
	2009	2008
Supplementary Information:
Cash paid during the year for:
Interest	$-	$-
Income taxes	$1,211	$-

Changes in operating assets and liabilities consist of:
(Increase) decrease in accounts receivable	$(2,531,299)	$-
(Increase) in inventory	(12,095,531)	-
(Increase) in prepaid expenses	(28,406)	(3,276)
(Increase) in accounts payable and accrued expenses	5,444,616	1,538
Increase (decrease) in customer advances	8,342,737	-
Increase (decrease) in deferred taxes payable	286,493	-

Net cash provided by operating activities	$(581,390)	$(1,738)

PSO "KAZANNEFTEHIMINVEST"
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.                       DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization

PSO "Kazanneftehiminvest" (the “Company” or “PSO "Kazanneftehiminvest"”) is a construction company located in the Russian Federation.  Revenue is predominantly within the Russian Federation.  The Company's current project is the construction of a 495,000 square foot hotel and spa.

Basis of Presentation

On July 1, 2009, the Financial Accounting Standards Board ("FASB") established Accounting Standards Codification ("ASC") as the primary source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities.  Although the establishment of the ASC did not change current GAAP, it did change the way we refer to GAAP throughout this document to reflect the updated referencing convention.

Reporting and Functional Currency

The Company has determined that the United States dollar (“USD”) is the reporting currency for the purposes of financial reporting under United States Generally Accepted Accounting Principles.

The local currency and the functional currency of the subsidiaries of the Company is the Russian Rouble (“RUR”).

Any conversion of RUR amounts to USD should not be construed as a representation that such RUR amounts have been, could be, or will in the future be converted into USD at the current exchange rate or at any other exchange rate.

Significant Accounting Policies

Economic and Political Risks

The Company faces a number of risks and challenges since their operations are in the Russian Federation, its primary market is in the Russian Federation, 100% of the Company's revenue is earned in the Russian Federation and 100% of the Company's assets are located in the Russian Federation.  Management cannot presently predict what future impact the political risk will have on the Company, if any, or how the political climate in the Russian Federation will affect the Company’s operations.  Accordingly, events resulting from any change in the political climate could have a material effect on the Company.

Use of Estimates

The preparation of the financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used in determining such items as costs to complete performance contracts, income tax exposures, accruals, depreciable/useful lives, allowance for doubtful accounts and valuation allowances.  Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the ASC 605, "Revenue Recognition".  Revenue is recognized under the completed contract method for completed work under ASC 605.  Under this method, revenue and costs from construction services will be recorded at the time of completion of active performance as outlined in each contract.  The execution of active performance must be agreed by the Company and the customer for whom the work is being performed.  The third parties must concur the work has been performed in accordance with the specifications as provided in the contracts between the parties.

Cash and Cash Equivalents

Cash and cash equivalents include cash deposited in checking accounts, overnight repurchase agreements and money market funds with maturities of 90 days or less when purchased.  The cash balances are held at a few institutions and may, at times, exceed insurable amounts.  The Company believes it mitigates this risk by depositing cash in major financial institutions.

Accounts Receivables

Accounts receivables are recorded after active performance is confirmed between the Company and the customer and are presented in the balance sheet net of allowances for doubtful accounts.  Accounts receivables are written off when they are determined to be uncollectible.  The Company receives advances from customers prior to the completion of active performance.  The Company records these advance payments as Customer Advances on the Company's balance sheet.  Customer advances as of December 31, 2009 and 2008 were $8,342,737 and $-0-, respectively.  The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic condition in the industry, and the financial ability of its customers.  For the years ended December 31, 2009 and 2008 the Company established a reserve for doubtful accounts of $-0- and $-0-, respectively.

During the years ended December 31, 2009 and 2008 the Company wrote off receivables in the amount of $-0- and $-0-, respectively.

Inventories

Inventories held for sale are recorded at the lower cost or fair value less direct costs to sell.  Fair value is defined as the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.  Construction costs are accumulated during the period of construction and charged to cost of sales under specific identification methods.  For inventories of projects under development, a loss is recorded when events and circumstances indicate impairment and the undiscounted future cash flows generated are less than the related carrying amounts and estimated cost to complete.  The impairment loss is the difference between the recorded value of the individual project, and the discounted future cash flows generated from expected revenue of the individual project, less the associated cost to complete and direct costs to sell, which approximates fair value.  The estimates used in the determination of the estimated cash flows and fair value of a project are based on factors known to the Company at the time such estimates are made and the Company's expectations of future operations.  These estimates of cash flows are significantly impacted by estimates of the amounts and timing of revenues and costs and other factors which, in turn, are impacted by local market economic conditions, and the actions of competitors.  Should the estimates or expectations used in determining estimated cash flows or fair value decrease or differ from current estimates in the future, the Company may be required to recognize additional impairments related to current and future projects.

Depreciation

Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Depreciable
Asset	Lives
Vehicles	3 years
Machinery and equipment	5 - 7 years

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.  Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent they believe these assets will more-likely-than-not be realized.  In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.  In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

The Company accounts for income taxes in accordance with the Internal Income Tax Law of the Russian Federation. The Company was taxed at a rate of 24% in 2008 and 20% in 2009.

Evaluation of Long-Lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in ASC 360-15-35.  If the carrying value of the long-lived asset exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company's cash and cash equivalents are concentrated primarily in various banks in Russia.  At times, such deposits could be in excess of insured limits.  Management believes that the financial institution that holds the Company financial instrument is financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

The Company grants credit to customers based on an evaluation of the customer’s financial condition, without requiring collateral.  Exposure to losses on receivables is principally dependent on each customer’s financial condition.  The Company controls its exposure to credit risk due to normally dealing with the same contractors and receiving payment for materials prior to completion of the services.

The Company is also subject to the risk of currency fluctuations that may affect the prices paid for goods and the amounts received for revenue.

Earnings Per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the specified period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares and potential common shares during the specified period. For the years ended December 31, 2009 and 2008, there were no potential shares outstanding.

Advance Payments to Contractors

Advance payments to contractors principally include prepayments to subcontractors for goods and services and which relate to specific projects which are expensed to cost of sales as the applicable inventory are sold.  The projects typically are more than one year in length and the subcontractor costs are expensed on a specific project to project basis.  The payments to subcontractors include prepayments prior to the work commencing, advance payments for raw materials, and architectural and engineering services prior to the work being submitted to the authorities.  All projects are reviewed quarterly for impairment issues.  If any impairment exists, costs will be written down at that time.  Advance payments to contractors are included in inventory on the Company's consolidated balance sheets as of December 31, 2009 and 2008.

Fair Value of Financial Measurements

The Company utilizes the accounting guidance for fair value measurements and disclosures for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the condensed consolidated financial statements on a recurring basis or on a nonrecurring basis during the reporting period.  The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based upon the best use of the asset or liability at the measurement date.  The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability.  The accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers are defined as follows:

Level 1 -  Observable inputs such as quoted market prices in active markets

Level 2 -  Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3 -  Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions

As of December 31, 2009, the Company held certain financial assets that are measured at fair value on a recurring basis.  These consisted of cash and cash equivalents.  The fair values of the cash and cash equivalents is determined based on quoted market prices in public markets and is categorized as Level 1.   The Company does not have any financial assets measured at fair value on a recurring basis as Level 2 or Level 3 and there were no transfers in or out of Level 1, Level 2 or Level 3 during the year ended December 31, 2009.

The following table sets forth by level, within the fair value hierarchy, the Company’s financial assets accounted for at fair value on a recurring basis as of December 31, 2009 and 2008.

		Assets at Fair Value as of December 31, 2009 and 2008 Using
December 31, 2009	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$379,487	$379,487	$-	$-

December 31, 2008	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$58	$58	$-	$-

The Company has other financial instruments, such as receivables, accounts payable and other liabilities which have been excluded from the tables above.  Due to the short-term nature of these instruments, the carrying value of receivables, accounts payable and other liabilities approximate their fair values.  The Company did not have any other financial liabilities within the scope of the fair value disclosure requirements as of December 31, 2009 and 2008.

Non-financial assets and liabilities, such as long-lived assets, are accounted for at fair value on a nonrecurring basis.  These items are tested for impairment upon the occurrence of a triggering event or in the case of goodwill, on at least an annual basis.  The Company's interim test on its long-lived assets indicated that the carrying value of its long-lived assets was recoverable and that no impairment existed as of the testing date.

Foreign Currency Translation

The functional currency for foreign operations is the local currency and the United States dollar is the reporting currency.

Assets and liabilities of foreign operations are translated at exchange rates as of the balance sheet date, and income, expense and cash flow items are translated at the average exchange rate for the applicable period.  Translation adjustments are recorded in Other comprehensive income (loss).

New Financial Accounting Standards

During 2009, the Company adopted the revised accounting guidance related to business combinations.  This guidance requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the literature.  In accordance with this guidance, acquisition-related costs, including restructuring costs, must be recognized separately from the acquisition and will generally be expensed as incurred.  That replaces the cost-allocation process detailed in previous accounting literature, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values.  The Company implemented this new guidance effective January 1, 2009.

During 2009, the Company implemented an update to the accounting guidance related to earnings per share.  In accordance with this accounting guidance, unvested share-based payment awards with rights to dividends are participating securities and shall be included in the computation of basic earnings per share.  The Company adopted this guidance effective January 1, 2009.  This implementation did not have a material impact on prior periods presented.

The FASB has published a update to the accounting guidance on fair value measurements and disclosures as it relates to investments in certain entities that calculate net asset value per share (or its equivalent).  This accounting guidance permits a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent).  This update also requires new disclosures, by major category of investments, about the attributes of investments included within the scope of this amendment to the Codification.  The guidance in this update is effective for interim and annual periods ending after December 15, 2009.  The Company does not expect the adoption of this standard to have a material impact on the Company's results of operations, financial condition or cash flows.

5.	PROPERTY and EQUIPMENT

Property, plant and equipment consist of furniture and equipment used in the ordinary course of business and are recorded at cost less accumulated depreciation.

	December 31,
	2009	2008
Machinery & equipment	$1,526,012	$-
Vehicles	9,754	-
	1,535,766	-
Less: accumulated depreciation	4,103	-
	$1,531,663	$-

Depreciation expense for the years ended December 31, 2009 and 2008 was $4,103 and $-0-, respectively.

6.	INVENTORIES

As of December 31, 2009 and 2008, inventory consists of the following:

	December 31,
	2009	2008
Construction materials	$3,148,621	$-
Advances to subcontractors	9,001,070	-
	$12,149,691	$-

The Company prepays various suppliers for inventory and services.  The deposits paid in advance are included as a component of the Company's inventory.

7.	DEBT

Long-term debt consists of the following:

	December 31,
	2009	2008
Note payable to Investment and Consulting	$727,412	$1,498
Ltd., interest free, due May 2020

Note payable to Trade House Akbars,	1,024,065	-
interest free, due May 2019
	1,751,477	1,498
Less: Current portion	-	1,498
	$1,751,477	$-

The following table shows the maturities by year of the total amount of long-term debt as of December 31, 2009:

2010	$-
2011	-
2012	-
2013	-
Thereafter	1,751,477
$1,751,477

8.	ACCRUED EXPENSES

	December 31,
	2009	2008
Salaries	$20,394	$-
Payroll taxes	12,770	-
Other	6,201	1,538
	$39,365	$1,538

6.           COMMON STOCK

The Company is authorized to issue 10,000 shares of $.034 par value common stock of which 10,000 shares are outstanding as of December 31, 2009 and 2008.

7.           INCOME TAXES

The Company adopted the provisions of FASB ASC 740, "Income Taxes", ("ASC 740") on January 1, 2008.  As a result of the implementation of ASC 740, the Company recognized no adjustment in the net liabilities or equity for unrecognized income tax benefits.  The Company believes there are no potential uncertain tax positions and all tax returns are correct as filed.  Should the Company recognize a liability for uncertain tax positions, the Company will separately recognize the liability for uncertain tax positions on its balance sheet.  Included in any liability for uncertain tax positions, the Company will setup a liability for interest and penalties.  The Company policy is to recognize interest and penalties related to uncertain tax positions as a component of the current provision for income taxes.

The provision for income taxes consists of the following:

	For the Years Ended
	December 31,
	2009	2008
Current:
Federal:	$-	$-
Foreign:	1,211	-
	1,211	-
Deferred:
Federal:	-	-
Foreign:	273,009	-
	273,009	-
	$274,220	$-

A reconciliation of taxes on income computed at the federal stated rate to amounts provided:

	For the Years Ended
	December 31,
	2009	2008
Tax computed at the federal stated
rate of 34%:	$466,173	$-
Increase (decease) in taxes resulting from:
Different tax rates and permanent
differences:	(191,953)	-
	$274,220	$-

The Company files income tax returns in all jurisdictions in which it has reason to believe it is subject to tax.  The Company is subject to examination by various taxing jurisdictions.  To date, none of these examinations has resulted in any material additional tax.  Nonetheless, any tax jurisdiction may contend that a filing position claimed by the Company regarding one or more of its transactions is contrary to that jurisdictions laws or regulations.  Significant judgment is required in determining the worldwide provisions for income taxes.  In the ordinary course of business of a global business, the ultimate tax outcome is uncertain for many transactions.  It is the Company’s policy to establish provisions for taxes that may become payable in future years as a result of an examination by tax authorities.  The Company establishes the provisions based upon management’s assessment of exposure associated with permanent tax differences and tax credits applied to temporary difference adjustments.  The tax provisions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments to those provisions.

Components of deferred income tax liabilities are as follows:

	December 31,
	2009	2008
	Tax Effect
Deferred Tax Liabilities - Current
Inventory	$150,650	$-
Depreciation	135,843	-
	$286,493	$-

8.           RELATED PARTY TRANSACTIONS

During the years ended December 31, 2009 and 2008, the Company had activities with related companies in connection with purchases of materials, subcontracting services, equipment and sales of materials and services.  The Company's reported results of operations, financial condition and cash flows would be different had such transactions been carried out amongst unrelated parties.  Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be affected on the same terms,, conditions and amounts as transactions between unrelated parties.

The nature of the relationships with such related companies is that the sole shareholder of the Company, also serves as a General Director of such related companies.

The details of the relationships for these related parties with whom the Company entered into significant transactions or had significant balances outstanding as of December 31, 2009 and 2008 are presented below:

	Year Ended December 31,
	2009	2008
Purchases of materials and
subcontracting services	$10,142,000	$-
Sales of materials and services	4,221,288
Purchase of equipment	277,484
	December 31,
	2009	2008
Accounts Receivable	$2,478,358
Accounts Payable	4,791,872	$-

9.           MAJOR CUSTOMERS

The Company had revenue from one customer, a related party, in excess of ten percent of revenue in 2009.  The revenue of this customer was approximately $4,221,000 during the year ended December 31, 2009, representing 99% of total revenue.

10.           COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various office and warehouse facilities.  The lease contains no escalation or capital improvement funding provisions.  The lease is for one year and is renewed annually.

Future minimum lease payments for operating leases are approximately as follows:

Year Ending
December 31,
2010	$19,839
2011	-
Thereafter	-
$19,839

Rent expense was $4,005 and $-0- for the years ended December 31, 2009 and 2008, respectively.

11.	SUBSEQUENT EVENTS

a.
As of July 1, 2010, the Company entered into an Equity Exchange and Acquisition Agreement, dated as of July 1, 2010 (the “Agreement”), by and between the Company, Royal Style Design Inc., and the owner of the Company. The Agreement provides for the acquisition by Royal Style Design of 100% of the outstanding ownership interests in the Company, in exchange for 32,260,000 shares of Royal Style Design common stock.

b.	In June 2010, the sole shareholder of the Company contributed land to the Company with a fair value of approximately $184 million.

Subsequent events have been evaluated through July 2, 2010, which is the date these financial statements were issued.

PSO "KAZANNEFTEHIMINVEST"

FINANCIAL STATEMENTS

JUNE 30, 2010

PSO "KAZANNEFTEHIMINVEST"

INDEX

Page

Balance Sheets as of December 31, 2009 and 2008	135

Statements of Operations for the Six Months Ended
June 30, 2010	136

Statement of Stockholders' Equity for the Period
Ended June 30, 2010	137

Statements of Cash Flows for the Six Months Ended
June 30, 2010	138-139

Notes to Unaudited Financial Statements	140-141

PSO "KAZANNEFTEHIMINVEST"
BALANCE SHEETS
(Unaudited)

June 30,
2010
ASSETS

Current Assets:
Cash and cash equivalents	$2,100,843
Accounts receivable-net of allowance of $-0-	2,642,814
Inventories	13,231,216

Total Current Assets	17,974,873

Property and equipment-net	185,255,693

Total Assets	$203,230,566

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$2,666,666
Accrued expenses	142,097
Customer advances	190,163
Income taxes payable	90,448

Total Current Liabilities	3,089,374

Long-term Liabilities:
Long-term debt-less current portion above	14,078,025

Total Liabilities	17,167,399

Commitments & Contingencies	-

Stockholders' Equity:
Common Stock, $.034 par value; authorized 10,000 shares:
10,000 shares issued and outstanding at June 30, 2010	340
Paid-in capital	184,010,400
Retained earnings (deficit)	2,066,218
Accumulated other comprehensive loss	(13,791)

Total Stockholders' Equity	186,063,167

Total Liabilities and Stockholders' Equity	$203,230,566

PSO "KAZANNEFTEHIMINVEST"
STATEMENTS OF OPERATIONS
(Unaudited)

For the six months
ended
June 30, 2010
Net sales:
Revenue	$8,865,571

Cost and expenses:
Cost of sales	7,496,457
General and administrative	157,387
7,653,844

Income income from operations	1,211,727

Provision for income taxes	242,345

Net earnings	$969,382

Earnings per common share - basic and diluted	$96.94

Weighted average number of common shares
outstanding - basic and diluted	10,000

PSO "KAZANNEFTEHIMINVEST"
STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(Unaudited)

			Retained		Accumulated
	Common Stock		Earnings		Other Comprehensive	Comprehensive
	Shares	Amount	(Deficit)	Paid-in-Capital	Income (Loss)	Income (Loss)	Total

Balance, October 20, 2008	-	$-	$-	$-	$-		$-

Proceeds from sale of common stock	10,000	340					340

Foreign currency adjustment					7	$7	7

Net loss			(42)			(42)	(42)

Comprehensive loss						$(35)

Balance, December 31, 2008	10,000	340	(42)	-	7		305

Foreign currency adjustment					54,160	$54,160	54,160

Net earnings			1,096,878			1,096,878	1,096,878

Comprehensive income						$1,151,038

Balance, December 31, 2009	10,000	340	1,096,836	-	54,167		1,151,343

Contribution of land by shareholder				184,010,400			184,010,400

Foreign currency adjustment					(67,958)	$(67,958)	(67,958)

Net earnings			969,382			969,382	969,382
						$901,424
Comprehensive income

Balance June 30, 2010	10,000	$340	$2,066,218	$184,010,400	$(13,791)		$186,063,167

PSO "KAZANNEFTEHIMINVEST"
STATEMENTS OF CASH FLOWS
(Unaudited)

For the Six Months
Ended
June 30, 2010
Cash flows from operating activities:
Net earnings (loss)	$969,382
Adjustments to reconcile net earnings (loss) to net cash
provided by operating activities:
Depreciation and amortization	229,933
Changes in operating assets and
liabilities	(11,656,180)

Net cash provided by (used in) operating activities	(10,456,865)

Cash flows from investing activities:
Purchase of property and equipment	(144,873)

Cash flows from financing activities:
Proceeds from loan	12,326,548

Effect of exchange rate changes on cash	(3,454)

Net increase (decrease) in cash and cash equivalents	1,721,356

Cash and cash equivalents-beginning of year	379,487

Cash and cash equivalents-end of year	$2,100,843

PSO "KAZANNEFTEHIMINVEST"
STATEMENTS OF CASH FLOWS
(Unaudited)
Continued

For the Six Months
Ended
June 30, 2010
Supplementary Information:
Cash paid during the year for:
Interest	$-
Income taxes	$417,000

Changes in operating assets and liabilities consist of:
(Increase) decrease in accounts receivable	$(111,515)
(Increase) in inventory	(590,344)
Decrease in prepaid expenses	31,689
(Decrease) in accounts payable and accrued expenses	(2,637,391)
(Decrease) in customer advances	(8,152,574)
(Decrease) in taxes payable	(196,045)

$(11,656,180)

PSO "KAZANNEFTEHIMINVEST"
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2010

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization

PSO "Kazanneftehiminvest" (the “Company” or “PSO "Kazanneftehiminvest"”) is a construction company located in the Russian Federation.  Revenue is predominantly within the Russian Federation.  The Company's current project is the construction of a 495,000 square foot hotel and spa.

Basis of Presentation

On July 1, 2009, the Financial Accounting Standards Board ("FASB") established Accounting Standards Codification ("ASC") as the primary source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities.  Although the establishment of the ASC did not change current GAAP, it did change the way we refer to GAAP throughout this document to reflect the updated referencing convention.

Reporting and Functional Currency

The Company has determined that the United States dollar (“USD”) is the reporting currency for the purposes of financial reporting under United States Generally Accepted Accounting Principles.

The local currency and the functional currency of the subsidiaries of the Company is the Russian Rouble (“RUR”).

Any conversion of RUR amounts to USD should not be construed as a representation that such RUR amounts have been, could be, or will in the future be converted into USD at the current exchange rate or at any other exchange rate.

2.	PROPERTY AND EQUIPMENT

In June 2010, the Company’s shareholder contributed land in the amount of approximately $184 million, the fair value at the date of contribution.  The land contributed was approximately 8.56 sq miles located in Kazan, Russia.  The land is planned for future development projects for commercial and residential use.

3.	SUBSEQUENT EVENTS

Effective July 1, 2010, the Company entered into an Equity Exchange and Acquisition Agreement, dated as of June 25, 2010 (the “Agreement”), by and between the Company, Royal Style Design, Inc. and the owner of the Company.  The Agreement provides for the acquisition by Royal Style Design of 100% of the outstanding ownership interests in the Company, in exchange for 32,260,000 shares of Royal Style Design common stock.

Subsequent events have been evaluated through August 2, 2010, which is the date these financial statements were issued.

(b)  Pro Forma Financial Information.

ROYAL STYLE DESIGN, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA BALANCE SHEET AS OF JUNE 30, 2010

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009 AND THE SIX MONTHS ENDED JUNE 30, 2010

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2010	143

Notes to Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2010	144

Unaudited Pro Forma Consolidated Statement of Operations
for the year ended December 31, 2008	145

Notes to Unaudited Pro Forma Consolidated Statements of Operations
for the year ended December 31, 2008	146

Unaudited Pro Forma Consolidated Statement of Operations
for the six months ended June 30, 2010	147

Notes to Unaudited Pro Forma Consolidated Statement of Operations
for the six months ended June 30, 2010	148

ROYAL STYLE DESIGN INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2010
(Unaudited)

BASIS OF PRESENTATION

The summarized pro forma balance sheet as of June 30, 2010 has been prepared to reflect the KNHI, Technostroy and Xerxis acquisitions on June 30, 2010.  These pro forma financial statements should be read in conjunction with the June 30, 2010 consolidated financial statements of the Company.

	Royal Style Design, Inc.									Royal Style Design, Inc.
	and Subsidiaries		KNHI		Technostroy		Xerxis			and Subsidiaries
										Pro Forma

ASSETS									Proforma
Current Assets:	June 30, 2010	(1)	June 30, 2010	(1)	June 30, 2010	(1)	June 30, 2010	(1)	Adjustment	June 30, 2010
Cash and cash equivalents	$274,562		$2,100,843		$449,753		$66,613			$2,891,771
Accounts receivable	1,202,515		2,642,814		24,636		23,741			3,893,706
Notes receivable - related parties	64,520		-		-		-			64,520
Inventories	642,964		13,231,216		55,404		-			13,929,584
Other current assets	51,007		-		-		-			51,007

Total Current Assets	2,235,568		17,974,873		529,793		90,354			20,830,588

Property and equipment-net	1,250,125		185,255,693		502,373					187,008,191
Goodwill	49,610		-		-		-	(4)	8,653,604	8,703,214
Other assets	109,542		-		-		-			109,542

Total Assets	$3,644,845		$203,230,566		$1,032,166		$90,354			$216,651,535

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Current portion of long-term debt	$202,223		$-		$-		$-			$202,223
Accounts payable	911,965		2,666,666		-		1,800			3,580,431
Accrued expenses	181,848		142,097		27,539		-			351,484
Customer advances	267,088		190,163		-		-			457,251
Due to related parties	164,706		-		-		-			164,706
Deferred revenue	50,000		-		-		-			50,000
Income taxes payable	26,650		90,448		28,997		-			146,095

Total Current Liabilities	1,804,480		3,089,374		56,536		1,800			4,952,190

Long-term Liabilities:
Long-term debt-less current portion above	35,958		14,078,025		-		-			14,113,983

Total Liabilities	1,840,438		17,167,399		56,536		1,800			19,066,173

Commitments & Contingencies

Stockholders' Equity:
Common stock	93,638		340		379		-	(2)(3)(4)	(7,089)	87,268
Additional paid-in capital	1,716,579		184,010,400		-		-	(2)(3)(4)	11,776,925	197,503,904
Retained earnings	98,699		2,066,218		1,146,025		88,554	(4)	(3,300,797)	98,699
Accumulated comprehensive income (loss)	(104,509)		(13,791)		(170,774)		-	(4)	184,565	(104,509)

Total Stockholders' Equity	1,804,407		186,063,167		975,630		88,554			197,585,362

Total Liabilities and Stockholders' Equity	$3,644,845		$203,230,566		$1,032,166		$90,354			$216,651,535

(1) To reflect the historical balance sheet of June 30, 2010.

(2) To reflect the return to treasury of 39,000,000 shares by certain directors.

(3) To reflect the issuance of 32,630,159 common shares in connection with the acquisition.

(4) To eliminate the investment in KNHI, Technostroy and Xerxis and record goodwill in connection with these acquisitions.

ROYAL STYLE DESIGN INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
JUNE 30, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of the financial statements for the KNHI, Technostroy and Xersis acquisitions in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on management's best available knowledge of current and future events, actual results could be different from those estimates.

Fair Value Adjustments:  The Company may have adjustments to its Balance Sheet as a result of recording any assets acquired and liabilities assumed at the acquisition–date fair values.  However, the appraisals of these assets and liabilities have not been completed and, therefore, at the time these pro-forma statements have been prepared, the effect of any possible pro-forma adjustments are not known.

ROYAL STYLE DESIGN INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009
(Unaudited)

BASIS OF PRESENTATION

The summarized proforma statement of operations for the year ended December 31, 2009 has been prepared to reflect the KNHI, Technostroy and Xerxis acquisitions on January 1, 2009.  The KNHI, Technostroy and Xerxis acquisition occurred on July 1, 2010, and therefore, the proforma adjustments include revenue and expenses related to the KNHI, Technostroy and Xerxis acquisition for the twelve months ended December 31, 2009.  These unaudited proforma consolidated financial results have been prepared for comparative purposes only and may not be indicative of the results that would have occurred if the Company had completed the acquisition at an earlier date or the results that will be attained in the future.  These proforma financial statements should be read in conjunction with the December 31, 2009 consolidated financial statements of the Company.

	Royal Style Design, Inc.									Royal Style Design, Inc.
	and Subsidiaries		KNHI		Technostroy		Xerxis			and Subsidiaries
										Pro Forma
	Historical		Historical		Historical		Historical			For the Year Ended
	Year Ended		Year Ended		Year Ended		Year Ended		Proforma	December 31,
	December 31, 2009	(1)	December 31, 2009	(1)	December 31, 2009	(1)	December 31, 2009	(1)	Adjustment	2009
Sales	$1,217,560		$4,263,454		$2,696,306		$194,162			$8,371,482

Costs and expenses:
Cost of sales	787,199		2,818,422		2,243,020		146,442			5,995,083
General and administrative expenses	584,910		73,934		171,908		19,840			850,592
	1,372,109		2,892,356		2,414,928		166,282			6,845,675

Income (loss) from operations	(154,549)		1,371,098		281,378		27,880			1,525,807

Other income (expense):
Interest expense	(2,345)		-		-		-			(2,345)
Interest income	-		-		-		334			334
(Loss) gain on sale of fixed assets	-		-		-		-			-
	(2,345)		-		-		334			(2,011)

Earnings (loss) before provision for income taxes	(156,894)		1,371,098		281,378		28,214			1,523,796

Provision for income taxes	18,346		274,220		49,494		17,457			359,517

Net earnings (loss)	$(175,240)		$1,096,878		$231,884		$10,757			$1,164,279

Earnings (loss) per common share
- basic and diluted	$0.00									$0.01

Weighted average common shares										-
- basic and diluted	86,897,177									87,268,670

Pro Forma Adjustments Related to the Acquisition

(1) To reflect the historical revenue and operating expenses for the period January 1, 2009 to December 31, 2009.

(2) No tax benefits have been realized.

(3) The basic and diluted weighted average shares of common stock for the year ended December 31, 2009 were 87,268,670 for the proforma calculation assuming the issuance of 32,630,159 common shares in connection with the acquisitions and the return to treasury of 39,000,000 shares by certain directors.

ROYAL STYLE DESIGN INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of the financial statements for the KNHI, Technostroy and Xersis acquisitions in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on management's best available knowledge of current and future events, actual results could be different from those estimates.

Acquisition-Related Costs:  The majority of the acquisition-related costs have been reflected by the Company as of June 30, 2010 in the historical financial statements.  Any acquisition-related costs subsequent to June 30, 2010, were not material.  The majority of the acquisition-related costs related to professional fees and were expensed as incurred.

Adjustments to the Statement of Operations:  The Company may have corresponding adjustments to its statement of operations as a result of recording any assets acquired and liabilities assumed at the acquisition–date fair values.  However, the appraisals of these assets and liabilities have not been completed and, therefore, at the time these pro-forma statements have been prepared, the effect of any possible pro-forma adjustments are not known.

ROYAL STYLE DESIGN INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2010
(Unaudited)

BASIS OF PRESENTATION

The summarized proforma statement of operations for the six months ended June 30, 2010 has been prepared to reflect the KNHI, Technostroy and Xerxis acquisitions on January 1, 2010.  The KNHI, Technostroy and Xerxis acquisition occurred on July 1, 2010, and therefore, the proforma adjustments include revenue and expenses related to the KNHI, Technostroy and Xerxis acquisition for the six months ended June 30, 2010.  These unaudited proforma consolidated financial results have been prepared for comparative purposes only and may not be indicative of the results that would have occurred if the Company had completed the acquisition at an earlier date or the results that will be attained in the future.  These proforma financial statements should be read in conjunction with the December 31, 2009 consolidated financial statements of the Company.

	Royal Style Design, Inc.									Royal Style Design, Inc.
	and Subsidiaries		KNHI		Technostroy		Xerxis			and Subsidiaries
										Pro Forma
	Historical		Historical		Historical		Historical			For the
	Six Months Ended		Six Months Ended		Six Months Ended		Six Months Ended		Proforma	Six Months Ended
	June 30, 2010		June 30, 2010		June 30, 2010		June 30, 2010		Adjustment	June 30, 2010
Sales	$2,895,209	(1)	$8,865,571	(1)	$1,117,898	(1)	$100,063	(1)		$12,978,741

Costs and expenses:
Cost of sales	1,912,254		7,496,457		904,538		0			10,313,249
General and administrative expenses	735,910		157,387		68,373		11,509			973,179
	2,648,164		7,653,844		972,911		11,509			11,286,428

Income (loss) from operations	247,045		1,211,727		144,987		88,554			1,692,313

Other income (expense):
Interest expense	(11,218)		-		-		-			(11,218)
Other income	10,809		-		-		-			10,809
(Loss) gain on sale of fixed assets	-		-		-		-			-
	(409)		-		-		-			(409)

Earnings (loss) before provision for income taxes	246,636		1,211,727		144,987		88,554			1,691,904

Provision for income taxes	50,269		242,345		28,997		-			321,611

Net earnings (loss)	$196,367		$969,382		$115,990		$88,554			$1,370,293

Earnings (loss) per common share
- basic and diluted	$0.00									$0.02

Weighted average common shares										-
- basic and diluted	93,638,511									80,527,336

Pro Forma Adjustments Related to the Acquisition

(1) To reflect the historical revenue and operating expenses for the period January 1, 2010 to June 30, 2010.

(2) No tax benefits have been realized.

(3) The basic and diluted weighted average shares of common stock for the six months ended June 30, 2010 were 87,268,670 for the proforma calculation assuming the issuance of 32,630,159 common shares in connection with the acquisitions and the return to treasury of 39,000,000 shares by certain directors.

ROYAL STYLE DESIGN INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of the financial statements for the KNHI, Technostroy and Xersis acquisitions in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on management's best available knowledge of current and future events, actual results could be different from those estimates.

Acquisition-Related Costs:  The majority of the acquisition-related costs have been reflected by the Company as of June 30, 2010 in the historical financial statements.  Any acquisition-related costs subsequent to June 30, 2010, were not material.  The majority of the acquisition-related costs related to professional fees and were expensed as incurred.

Adjustments to the Statement of Operations:  The Company may have corresponding adjustments to its statement of operations as a result of recording any assets acquired and liabilities assumed at the acquisition–date fair values.  However, the appraisals of these assets and liabilities have not been completed and, therefore, at the time these pro-forma statements have been prepared, the effect of any possible pro-forma adjustments are not known.